UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit number
101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema

101. CAL	XBRL Taxonomy Extension Calculation Linkbase

101. DEF	XBRL Taxonomy Extension Definition Linkbase

101. LAB	XBRL Taxonomy Extension Label Linkbase

101. PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Corporate Executive Officer Group Chief Financial Officer

Date: December 23, 2020

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2020.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our,” the “Company” or “SMFG”) is a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. Through our subsidiaries and affiliates, we offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. References to the “SMBC Group” are to us and our subsidiaries and affiliates taken as a whole.

RECENT DEVELOPMENTS

Operating Environment

Economic Environment

Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.

Since December 2019, COVID-19 has spread throughout the world. The COVID-19 pandemic has impacted many countries and regions resulting in the implementation of numerous measures to prevent the spread of COVID-19, such as restrictions on movement and closures of schools, businesses, factories and other public and private facilities. These measures significantly have affected people’s lives and business activities and contributed to declines in consumer spending and stagnant business operations. Coupled with these measures, the COVID-19 pandemic has had a severe impact on both Japanese and global economic conditions.

In Japan, a state of emergency was declared in April 2020 in response to the COVID-19 pandemic, and economic activity shrank as a result of requests for voluntary restraint on movement and business closure requests to commercial facilities. Under these circumstances, the Japanese government approved “Emergency Economic Measures in Response to COVID-19” to protect the lives and lifestyles of the public and move toward economic recovery. The state of emergency in Japan was lifted in May 2020, and business activities have been resumed gradually, paying extra attention to prevent the spread of COVID-19.

In many countries and regions other than Japan, including the United States and those in Europe and Asia, numerous measures to prevent the spread of COVID-19 such as restrictions on business operations and movement continued to be implemented after April 2020, while China began resuming business activities in April 2020 and became the first major economy to return to growth after the COVID-19 pandemic. Subsequently, subject to regional variations in the spread of COVID-19, restrictive measures were eased, and economic activities began to resume gradually. However, in some countries where an upward trend in new cases of COVID-19 has been observed, restrictive measures have been reintroduced.

Due in part to the measures and restrictions on business activities described above, the COVID-19 pandemic had a severe impact on both Japanese and global economic conditions for the six months ended September 30, 2020.

The Japanese economy deteriorated due to the COVID-19 pandemic in the former half of the six months ended September 30, 2020. However, it showed signs of pick-up in the latter half of the period, reflecting the gradual resumption of business activities in Japan and overseas.

The following table presents the quarter-on-quarter growth rates of Japanese gross domestic product (“GDP”) from the third quarter ended December 31, 2018 for the fiscal year ended March 31, 2019 through the second quarter ended September 30, 2020 for the fiscal year ending March 31, 2021, based on data published in December 2020 by the Cabinet Office of the Government of Japan.

	For the fiscal year ended/ending March 31,
	2019		2020				2021
	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Japanese GDP	0.5%	0.6%	0.1%	0.2%	(1.9%)	(0.5%)	(8.3%)	5.3%

Japanese GDP decreased by 8.3% on a quarter-on-quarter basis for the first quarter ended June 30, 2020. This was primarily due to decreases in private consumption resulting from the voluntary restraint on social and business activities and exports of goods and services caused by the downturn in overseas economies and a sharp decline in foreign tourist spending, affected by the COVID-19 pandemic. However, following a sharp decline in the previous quarter, Japanese GDP increased by 5.3% for the second quarter ended September 30, 2020, primarily due to increases in private consumption and exports of goods and services resulting from the resumption of business activities in Japan and overseas.

The employment situation weakened due to the COVID-19 pandemic. The active job openings-to-applicants ratio continued to decline gradually for the six months ended September 30, 2020. The unemployment rate in September 2020 was 3.0%, an increase of 0.6 percentage points from the same month of the previous year, based on the data published in October 2020 by the Statistics Bureau in the Ministry of Internal Affairs and Communications of Japan. Compensation of employees decreased by 3.7% on a quarter-on-quarter basis for the first quarter ended June 30, 2020. Thereafter, for the second quarter ended September 30, 2020, it increased by 0.5% on a quarter-on-quarter basis.

According to Teikoku Databank, a research institution in Japan, there were approximately 4,000 corporate bankruptcies in Japan for the six months ended September 30, 2020, a decrease of 5.2% from the same period in the previous year, involving approximately ¥0.6 trillion in total liabilities, an increase of 6.5% from the same period in the previous year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In February 2016, in addition to the existing provision of ample funds, the BOJ introduced “quantitative and qualitative monetary easing with a negative interest rate.” Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates with a view to persistently continuing with powerful monetary easing. Further, on October 31, 2019, the BOJ amended its forward guidance to indicate that it expects short- and long-term interest rates to remain at or below their present levels so long as the BOJ believes it is necessary to pay close attention to the possibility of a loss in momentum toward achieving its 2% price stability target. Thereafter, on March 16, 2020, the BOJ announced “enhancement of monetary easing in light of the impact of the outbreak of COVID-19.” The BOJ stated in this announcement that it decided to enhance monetary easing with a view to doing its utmost to ensure smooth corporate financing and maintaining stability in financial markets, thereby preventing firms’ and households’ sentiment from deteriorating. Thereafter, on April 27, 2020 and May 22, 2020, the BOJ decided to further enhance monetary easing and introduce measures to support corporate financing taking into account the negative impact of the COVID-19 pandemic on Japanese economic conditions. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained negative for the six months ended September 30, 2020. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, was at around 0% for the same period.

The yen appreciated against the U.S. dollar from ¥108.42 at March 31, 2020 to ¥105.62 at September 30, 2020, according to the statistical data published by the BOJ.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥18,917.01 at March 31, 2020 to ¥23,185.12 at September 30, 2020.

According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan decreased by 0.7% and 0.3%, respectively, from July 1, 2019 to July 1, 2020.

The global economy deteriorated owing to the COVID-19 pandemic in the former half of the six months ended September 30, 2020. However, it showed signs of pick-up in the latter half of the period, reflecting the gradual resumption of business activities around the world. The U.S. economy deteriorated rapidly in the former half of the six months ended September 30, 2020, primarily due to declines in private consumption, business fixed investment and exports of goods and services affected by the COVID-19 pandemic. However, it was gradually picking up in the latter half of the period, primarily due to an increase in private consumption, reflecting the gradual recovery of business activities. Economic growth in Europe showed a sharp decline in the former half of the six months ended September 30, 2020. This was primarily due to decreases in private consumption resulting from the restraint on movement and exports of goods and services caused by a decline in foreign tourist spending, affected by the COVID-19 pandemic. In the latter half of the period, European economy began to recover resulting from the gradual resumption of business activities, although the pace of its recovery was slow reflecting the upward trend in new cases of COVID-19. In Asia, the Chinese economy was picking up because of recovery of business activities in April 2020. Asian economies other than China continued to slow down due to the COVID-19 pandemic. However, it showed signs of bottoming out in some countries and regions.

New cases of COVID-19 globally increased and remained high in October and November 2020 according to the “COVID-19 Weekly Epidemiological Update” issued by the World Health Organization. Following the rise in new cases of COVID-19, some countries slowed or stopped the process of easing coronavirus curbs and brought back tougher measures. For example, based on the rapid upward trend in new COVID-19 cases, many countries in Europe entered a second lockdown. Therefore, it is difficult to predict the evolution of COVID-19 and the impact of the COVID-19 pandemic on the Japanese and global economy, considering the effect of measures taken by governments and regulators around the world. The future direct and indirect impact of the COVID-19 pandemic on our operational and financial performance remains uncertain.

Regulatory Environment

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.

Capital Adequacy Requirements

Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Banks (“G-SIBs”) based on the methodology issued by the Basel Committee on Banking Supervision (“BCBS”). G-SIBs included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the G-SIB capital surcharge.

The G-SIB capital surcharge ranges from 1% to 2% of additional CET1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB.

We have been included in the list of G-SIBs each year since the initial list was published in November 2011 and were included on the list published in November 2020. Based on that list, the additional CET1 capital as a percentage of risk-weighted assets we are currently required to maintain is 1%.

SMBC Group’s Response to COVID-19

Considering the significant impact on people’s lives and the economy caused by the COVID-19 pandemic, we strive to ensure the health and safety of our customers and employees. Furthermore, the SMBC Group supports our customers through financial services and is committed to contributing to local communities and society including support of the medical industry.

Support for Customers through Financial Services

For our clients, the SMBC Group, as a financial institution which is a part of the social infrastructure, fulfills our responsibility by continuing to provide services such as financing and settlement. In Japan, we have kept all SMBC branches open and ATMs accessible. We have also offered flexible responses to urgent financial needs and requests for new loans and changes in loan terms and conditions. In addition to the above, we are planning to launch a new investment fund to support medical-related venture companies in Japan in order to contribute to solving social issues that have become apparent due to the COVID-19 pandemic.

Prevention of the Spread of Infection and Initiatives for Continuous Business Operation

For our employees, in addition to maintaining employment and salary, we promote teleworking capabilities and conduct operations by separating staff into two or more teams on alternating shifts. By thoroughly implementing infection prevention and control measures in branches and offices, we are continuing our operations. We are also giving consideration to the physical and mental health of our employees by establishing a consultation counter to support our employees who are concerned about their physical and/or mental health.

Contributing to Local Communities and Society

In order to contribute to the soundness of the local community and society, we are providing donations to support medical institutions, education and welfare, and cultural & artistic activities. In addition to donations from us, SMBC is carrying out a campaign called “SMBC at HOME” through which SMBC aims to make donations to battle COVID-19 in response to the number of individual and corporate customers using certain of SMBC’s internet banking services.

Developments Related to Our Business

Issuance of a perpetual subordinated bond qualified as Additional Tier 1 capital

In September 2020, we issued a ¥100 billion perpetual subordinated bond. The bond is a Basel III-compliant Additional Tier 1 capital instrument and is classified as equity under International Financial Reporting Standards (“IFRS”). For further information, see Note 12 “Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this report.

Accounting Changes

See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION

The figures in our operating results and financial condition presented below are prepared in accordance with IFRS as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.

Executive Summary

Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income increased by ¥114,984 million from ¥1,446,644 million for the six months ended September 30, 2019 to ¥1,561,628 million for the six months ended September 30, 2020, primarily due to increases in net interest income and net income from financial assets and liabilities at fair value through profit or loss. Our net profit increased by ¥57,911 million from ¥267,466 million for the six months ended September 30, 2019 to ¥325,377 million for the six months ended September 30, 2020, due to a decrease in operating expenses and the increase in total operating income described above, which were partially offset by an increase in impairment charges on financial assets.

Our total assets increased by ¥6,825,605 million from ¥212,158,463 million at March 31, 2020 to ¥218,984,068 million at September 30, 2020, primarily due to an increase in cash and deposits with banks.

Our total liabilities increased by ¥6,171,902 million from ¥201,223,585 million at March 31, 2020 to ¥207,395,487 million at September 30, 2020, primarily due to an increase in deposits.

Our total equity increased by ¥653,703 million from ¥10,934,878 million at March 31, 2020 to ¥11,588,581 million at September 30, 2020, primarily due to increases in retained earnings, other reserves and equity attributable to other equity instruments holders.

Operating Results

The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2020 and 2019.

	For the six months ended September 30,
	2020	2019
	(In millions, except per share data)
Interest income	¥939,921	¥1,236,043
Interest expense	242,059	584,973

Net interest income	697,862	651,070

Fee and commission income	542,388	562,875
Fee and commission expense	99,774	104,620

Net fee and commission income	442,614	458,255

Net trading income	114,571	86,323
Net income from financial assets and liabilities at fair value through profit or loss	107,224	29,678
Net investment income	135,721	131,683
Other income	63,636	89,635

Total operating income	1,561,628	1,446,644

Impairment charges on financial assets	245,319	48,634

Net operating income	1,316,309	1,398,010

General and administrative expenses	799,242	835,880
Other expenses	92,269	196,647

Operating expenses	891,511	1,032,527

Share of post-tax profit of associates and joint ventures	9,393	13,697

Profit before tax	434,191	379,180

Income tax expense	108,814	111,714

Net profit	¥325,377	¥267,466

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥316,382	¥249,415
Non-controlling interests	2,566	12,076
Other equity instruments holders	6,429	5,975

Earnings per share:
Basic	¥230.94	¥180.64
Diluted	230.82	180.52

Total operating income increased by ¥114,984 million, or 8%, from ¥1,446,644 million for the six months ended September 30, 2019 to ¥1,561,628 million for the six months ended September 30, 2020, primarily due to increases in net interest income and net income from financial assets and liabilities at fair value through profit or loss. However, due to an increase in impairment charges on financial assets, net operating income decreased by ¥81,701 million from ¥1,398,010 million for the six months ended September 30, 2019, to ¥1,316,309 million for the six months ended September 30, 2020.

Net profit increased by ¥57,911 million from ¥267,466 million for the six months ended September 30, 2019 to ¥325,377 million for the six months ended September 30, 2020, as a result of decreases in general and administrative expenses and other expenses, which were partially offset by the decrease in net operating income described above.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2020 and 2019.

	For the six months ended September 30,
	2020			2019
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥844,611	¥1,135	0.27%	¥1,035,125	¥1,604	0.31%
Foreign offices	4,824,779	8,719	0.36%	4,068,125	46,431	2.28%

Total	5,669,390	9,854	0.35%	5,103,250	48,035	1.88%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	9,629,074	320	0.01%	8,971,755	8,661	0.19%
Foreign offices	3,087,331	15,337	0.99%	2,976,802	23,667	1.59%

Total	12,716,405	15,657	0.25%	11,948,557	32,328	0.54%

Investment securities(1):
Domestic offices	14,941,741	26,861	0.36%	10,271,365	29,680	0.58%
Foreign offices	5,235,027	41,347	1.58%	4,593,043	53,545	2.33%

Total	20,176,768	68,208	0.68%	14,864,408	83,225	1.12%

Loans and advances(2):
Domestic offices	64,329,484	431,083	1.34%	60,309,423	492,753	1.63%
Foreign offices	33,696,599	415,119	2.46%	30,453,653	579,702	3.81%

Total	98,026,083	846,202	1.73%	90,763,076	1,072,455	2.36%

Total interest-earning assets:
Domestic offices	89,744,910	459,399	1.02%	80,587,668	532,698	1.32%
Foreign offices	46,843,736	480,522	2.05%	42,091,623	703,345	3.34%

Total	¥136,588,646	¥939,921	1.38%	¥122,679,291	¥1,236,043	2.02%

	For the six months ended September 30,
	2020				2019
	Average balance(3)	Interest expense	Average rate		Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥89,087,943	¥9,274	0.02%		¥85,137,367	¥28,176	0.07%
Foreign offices	28,187,307	102,883	0.73%		26,810,422	292,531	2.18%

Total	117,275,250	112,157	0.19%		111,947,789	320,707	0.57%

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest—bearing liabilities:
Domestic offices	10,908,290	(418)	(0.01%	)	11,225,473	16,192	0.29%
Foreign offices	5,271,647	8,005	0.30%		5,012,431	63,695	2.54%

Total	16,179,937	7,587	0.09%		16,237,904	79,887	0.98%

Borrowings:
Domestic offices	16,558,558	23,407	0.28%		12,099,874	31,266	0.52%
Foreign offices	747,148	16,362	4.38%		660,095	17,629	5.34%

Total	17,305,706	39,769	0.46%		12,759,969	48,895	0.77%

Debt securities in issue:
Domestic offices	9,921,363	58,576	1.18%		8,906,239	98,537	2.21%
Foreign offices	1,740,430	6,241	0.72%		1,743,363	18,433	2.11%

Total	11,661,793	64,817	1.11%		10,649,602	116,970	2.20%

Premiums for deposit insurance:
Domestic offices	—	16,914	—		—	17,552	—
Foreign offices	—	815	—		—	962	—

Total	—	17,729	—		—	18,514	—

Total interest-bearing liabilities:
Domestic offices	126,476,154	107,753	0.17%		117,368,953	191,723	0.33%
Foreign offices	35,946,532	134,306	0.75%		34,226,311	393,250	2.30%

Total	¥162,422,686	¥242,059	0.30%		¥151,595,264	¥584,973	0.77%

Net interest income and interest rate spread		¥697,862	1.08%			¥651,070	1.25%

(1)

Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)

Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2020 compared to the six months ended September 30, 2019.

	Six months ended September 30, 2020 compared to six months ended September 30, 2019 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(273)	¥(196)	¥(469)
Foreign offices	7,312	(45,024)	(37,712)

Total	7,039	(45,220)	(38,181)

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	582	(8,923)	(8,341)
Foreign offices	849	(9,179)	(8,330)

Total	1,431	(18,102)	(16,671)

Investment securities:
Domestic offices	10,743	(13,562)	(2,819)
Foreign offices	6,750	(18,948)	(12,198)

Total	17,493	(32,510)	(15,017)

Loans and advances:
Domestic offices	31,175	(92,845)	(61,670)
Foreign offices	56,720	(221,303)	(164,583)

Total	87,895	(314,148)	(226,253)

Total interest income:
Domestic offices	42,227	(115,526)	(73,299)
Foreign offices	71,631	(294,454)	(222,823)

Total	¥113,858	¥(409,980)	¥(296,122)

	Six months ended September 30, 2020 compared to six months ended September 30, 2019 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,322	¥(20,224)	¥(18,902)
Foreign offices	14,293	(203,941)	(189,648)

Total	15,615	(224,165)	(208,550)

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	(447)	(16,163)	(16,610)
Foreign offices	3,131	(58,821)	(55,690)

Total	2,684	(74,984)	(72,300)

Borrowings:
Domestic offices	9,217	(17,076)	(7,859)
Foreign offices	2,147	(3,414)	(1,267)

Total	11,364	(20,490)	(9,126)

Debt securities in issue:
Domestic offices	10,190	(50,151)	(39,961)
Foreign offices	(31)	(12,161)	(12,192)

Total	10,159	(62,312)	(52,153)

Premiums for deposit insurance:
Domestic offices	(638)	—	(638)
Foreign offices	(147)	—	(147)

Total	(785)	—	(785)

Total interest expense:
Domestic offices	19,644	(103,614)	(83,970)
Foreign offices	19,393	(278,337)	(258,944)

Total	¥39,037	¥(381,951)	¥(342,914)

Net interest income:
Domestic offices	¥22,583	¥(11,912)	¥10,671
Foreign offices	52,238	(16,117)	36,121

Total	¥74,821	¥(28,029)	¥46,792

Interest Income

Our interest income decreased by ¥296,122 million, or 24%, from ¥1,236,043 million for the six months ended September 30, 2019 to ¥939,921 million for the six months ended September 30, 2020. This decrease was primarily due to a decrease in interest income on loans and advances of ¥226,253 million, or 21%. Interest income on loans and advances decreased by ¥61,670 million, or 13% at domestic offices and by ¥164,583 million, or 28% at foreign offices. The decreases were primarily due to a decrease in the average rate of loans, which was partially offset by an increase in the average balance of loans to corporate customers as a result of our responses to their financing needs arising from the COVID-19 pandemic.

Interest Expense

Our interest expense decreased by ¥342,914 million, or 59%, from ¥584,973 million for the six months ended September 30, 2019 to ¥242,059 million for the six months ended September 30, 2020, primarily due to a decrease in interest expense on deposits. Our interest expense on deposits decreased by ¥208,550 million, or 65%, from ¥320,707 million for the six months ended September 30, 2019 to ¥112,157 million for the six months ended September 30, 2020, primarily due to a decrease at foreign offices reflecting a decrease in the average rate.

Net Interest Income

Our net interest income increased by ¥46,792 million, or 7%, from ¥651,070 million for the six months ended September 30, 2019 to ¥697,862 million for the six months ended September 30, 2020, primarily due to an increase in the volume of interest-earning assets, primarily loans.

From the six months ended September 30, 2019 to the six months ended September 30, 2020, the average rate on loans and advances at domestic offices decreased by 0.29 percentage points from 1.63% to 1.34%. The average rate on loans and advances at foreign offices decreased by 1.35 percentage points from 3.81% to 2.46%, resulting in the total for loans and advances decreasing by 0.63 percentage points from 2.36% to 1.73%. On the other hand, the average rate on deposits decreased by 0.38 percentage points from 0.57% to 0.19%, primarily due to a decrease in the average rate on deposits at foreign offices by 1.45 percentage points from 2.18% to 0.73%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the six months ended September 30, 2020 and 2019.

	For the six months ended September 30,
	2020	2019
	(In millions)
Fee and commission income from:
Loans	¥55,601	¥62,815
Credit card business	146,308	150,857
Guarantees	32,459	33,669
Securities-related business	75,761	68,803
Deposits	7,314	6,796
Remittances and transfers	67,867	70,384
Safe deposits	2,106	2,191
Trust fees	2,243	2,119
Investment trusts	71,930	72,609
Agency	3,973	4,956
Others	76,826	87,676

Total fee and commission income	542,388	562,875

Fee and commission expense from:
Remittances and transfers	20,098	20,299
Others	79,676	84,321

Total fee and commission expense	99,774	104,620

Net fee and commission income	¥442,614	¥458,255

Fee and commission income decreased by ¥20,487 million, or 4%, from ¥562,875 million for the six months ended September 30, 2019 to ¥542,388 million for the six months ended September 30, 2020. Primary sources of fee and commission income are fees obtained through our credit card business, fees and commissions obtained through investment trusts, remittance and transfer fees, fees and commissions obtained through securities-related business, and loan transaction fees. The decrease in fee and commission income was primarily due to a decrease in loan transaction fees, and the income from the credit card business reflecting a decline in private consumption affected by the COVID-19 pandemic.

Fee and commission expense decreased by ¥4,846 million, or 5%, from ¥104,620 million for the six months ended September 30, 2019 to ¥99,774 million for the six months ended September 30, 2020.

As a result, net fee and commission income decreased by ¥15,641 million, or 3%, from ¥458,255 million for the six months ended September 30, 2019 to ¥442,614 million for the six months ended September 30, 2020.

Net Income from Trading, Financial Assets and Liabilities at Fair Value Through Profit or Loss, and Investment Securities

The following table sets forth our net income from trading, financial assets and liabilities at fair value through profit or loss, and investment securities for the six months ended September 30, 2020 and 2019.

	For the six months ended September 30,
	2020	2019
	(In millions)
Net trading income:
Interest rate	¥86,559	¥42,852
Foreign exchange	33,519	26,944
Equity	(3,239)	17,102
Credit	(2,529)	(4,214)
Others	261	3,639

Total net trading income	¥114,571	¥86,323

Net income from financial assets and liabilities at fair value through profit or loss:
Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥96,645	¥28,415
Net income from equity instruments	12,944	1,263
Net loss from financial liabilities designated at fair value through profit or loss	(2,365)	—

Total net income from financial assets and liabilities at fair value through profit or loss	¥107,224	¥29,678

Net investment income:
Net gain from disposal of debt instruments	¥104,141	¥92,317
Dividend income	31,580	39,366

Total net investment income	¥135,721	¥131,683

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥28,248 million from ¥86,323 million for the six months ended September 30, 2019 to ¥114,571 million for the six months ended September 30, 2020. The increase was primarily due to an increase in net trading income from interest rate related transactions.

Net income from financial assets and liabilities at fair value through profit or loss increased by ¥77,546 million from ¥29,678 million for the six months ended September 30, 2019 to ¥107,224 million for the six months ended September 30, 2020. This was primarily due to an increase in net gains from investment trusts.

Net investment income increased by ¥4,038 million from ¥131,683 million for the six months ended September 30, 2019 to ¥135,721 million for the six months ended September 30, 2020. This was primarily due to an increase in net gains from sales of bonds.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges (reversals) on financial assets for the six months ended September 30, 2020 and 2019.

	For the six months ended September 30,
	2020	2019
	(In millions)
Loans and advances	¥224,996	¥57,996
Loan commitments	15,587	(1,970)
Financial guarantees	4,736	(7,392)

Total impairment charges on financial assets	¥245,319	¥48,634

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments and financial guarantee contracts. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.

Impairment charges on financial assets increased by ¥196,685 million from ¥48,634 million for the six months ended September 30, 2019 to ¥245,319 million for the six months ended September 30, 2020, primarily due to an increase in impairment charges on loans and advances. The increase was primarily due to an increase in the provision for loan losses related to our corporate customers affected by the COVID-19 pandemic. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the six months ended September 30, 2020 and 2019.

	For the six months ended September 30,
	2020	2019
	(In millions)
Personnel expenses	¥365,575	¥393,551
Depreciation and amortization	128,436	125,702
Building and maintenance expenses	2,654	3,925
Supplies expenses	7,158	7,371
Communication expenses	15,959	16,640
Publicity and advertising expenses	36,747	32,651
Taxes and dues	42,191	41,504
Outsourcing expenses	52,477	51,372
Office equipment expenses	26,782	24,696
Others	121,263	138,468

Total general and administrative expenses	¥799,242	¥835,880

General and administrative expenses decreased by ¥36,638 million from ¥835,880 million for the six months ended September 30, 2019 to ¥799,242 million for the six months ended September 30, 2020, as a result of a decrease in personnel expenses of ¥27,976 million, or 7%, from ¥393,551 million for the six months ended

September 30, 2020 to ¥365,575 million for the six months ended September 30, 2020 reflecting a decrease in defined benefit cost. Furthermore, restrictions on operating activities affected by the COVID-19 pandemic and our cost reduction efforts contributed to a decrease in general and administrative expenses.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures decreased by ¥4,304 million from ¥13,697 million for the six months ended September 30, 2019 to ¥9,393 million for the six months ended September 30, 2020, primarily due to a decrease in our share of the profit of foreign associates and joint ventures.

Income Tax Expense

Income tax expense decreased by ¥2,900 million from ¥111,714 million for the six months ended September 30, 2019 to ¥108,814 million for the six months ended September 30, 2020. The decrease was primarily due to a decrease in current tax expense resulting from a decrease in taxable income, which was partially offset by an increase in deferred tax expense.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit, which was renamed from the International Business Unit on April 1, 2020, and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others. Due to an internal reorganization of certain SMBC businesses, and changes in the revenue management system at SMBC Nikko Securities, both effective from April 1, 2020, the comparative information for the six months ended September 30, 2019 has been restated.

Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL and SMBC Nikko Securities.

Retail Business Unit

The Retail Business Unit provides financial services to consumers residing in Japan, and mainly consists of the retail business of SMBC, SMBC Trust Bank and SMBC Nikko Securities together with the three consumer finance companies, Sumitomo Mitsui Card, SMBC Finance Service, which changed its corporate name from Cedyna Financial Corporation upon merger with former SMBC Finance Service Co., Ltd. in July 2020, and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.

Global Business Unit

The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing and securities business such as underwriting activities. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks, and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the global markets businesses of SMBC Nikko Securities.

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Company and its subsidiaries as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute and SMDAM, which was formed through the merger of Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd., on April 1, 2019. It also includes internal transactions between the Group companies, which are eliminated in the consolidated financial statements.

Segmental Results of Operations

For the six months ended September 30, 2020:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥282.5	¥548.7	¥343.4	¥257.9	¥(55.1)	¥1,377.4
General and administrative expenses	(146.6)	(443.3)	(177.7)	(40.2)	(28.6)	(836.4)
Others(2)	24.5	1.2	8.9	17.1	(41.5)	10.2

Consolidated net business profit	¥160.4	¥106.6	¥174.6	¥234.8	¥(125.2)	¥551.2

Consolidated Gross Profit by Business Segment

(For the six months ended September 30, 2020)

For the six months ended September 30, 2019:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥297.0	¥572.1	¥323.6	¥247.2	¥(56.7)	¥1,383.2
General and administrative expenses	(149.4)	(459.1)	(178.5)	(39.3)	(32.4)	(858.7)
Others(2)	21.8	0.9	25.4	15.3	(33.3)	30.1

Consolidated net business profit	¥169.4	¥113.9	¥170.5	¥223.2	¥(122.4)	¥554.6

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double-accounted for in the managerial accounting.

The following are explanations of our results of operations by business segment for the six months ended September 30, 2020. It also includes the changes from the same period of the previous year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

Wholesale Business Unit

Consolidated gross profit for the six months ended September 30, 2020 was ¥282.5 billion and decreased by ¥14.5 billion on an adjusted basis compared to the six months ended September 30, 2019. This was primarily due to a decrease in non-interest income affected by the restraint on economic activity because of the COVID-19 pandemic, which was partially offset by increases in interest income on loans and loan-related fees of SMBC in responses to urgent financial needs caused by the COVID-19 pandemic.

General and administrative expenses for the six months ended September 30, 2020 was ¥146.6 billion and decreased by ¥2.8 billion on an adjusted basis compared to the six months ended September 30, 2019 as a result of restrictions on marketing activities affected by the COVID-19 pandemic and cost reduction efforts.

Others for the six months ended September 30, 2020 was ¥24.5 billion.

As a result, consolidated net business profit for the six months ended September 30, 2020 was ¥160.4 billion and decreased by ¥9.0 billion on an adjusted basis compared to the six months ended September 30, 2019.

Retail Business Unit

Consolidated gross profit for the six months ended September 30, 2020 was ¥548.7 billion and decreased by ¥23.4 billion on an adjusted basis compared to the six months ended September 30, 2019. This was primarily due to a decrease in income from the payment businesses and the consumer finance businesses reflecting a decline in private consumption affected by the COVID-19 pandemic, which was partially offset by an increase in income from the wealth management businesses.

General and administrative expenses for the six months ended September 30, 2020 was ¥443.3 billion and decreased by ¥15.8 billion on an adjusted basis compared to the six months ended September 30, 2019. This was primarily due to decreases in revenue-linked variable costs of Sumitomo Mitsui Card and SMBC Finance Service and cost reduction efforts including the branch reorganization of SMBC.

Others for the six months ended September 30, 2020 was ¥1.2 billion.

As a result, consolidated net business profit for the six months ended September 30, 2020 was ¥106.6 billion and decreased by ¥7.3 billion on an adjusted basis compared to the six months ended September 30, 2019.

Global Business Unit

Consolidated gross profit for the six months ended September 30, 2020 was ¥343.4 billion and increased by ¥19.8 billion on an adjusted basis compared to the six months ended September 30, 2019. This was primarily due to an increase in income from lending businesses and securities businesses in responses to strong financing needs caused by the COVID-19 pandemic.

General and administrative expenses for the six months ended September 30, 2020 was ¥177.7 billion and decreased by ¥0.8 billion on an adjusted basis compared to the six months ended September 30, 2019.

Others for the six months ended September 30, 2020 was ¥8.9 billion and decreased by ¥16.5 billion on an adjusted basis compared to the six months ended September 30, 2019. This was primarily due to a decrease in our share of post-tax profit of associates and joint ventures reflecting the deterioration of global economic conditions caused by the COVID-19 pandemic.

As a result, consolidated net business profit for the six months ended September 30, 2020 was ¥174.6 billion and increased by ¥4.1 billion on an adjusted basis compared to the six months ended September 30, 2019.

Global Markets Business Unit

Consolidated gross profit for the six months ended September 30, 2020 was ¥257.9 billion and increased by ¥10.7 billion on an adjusted basis compared to the six months ended September 30, 2019. This was primarily due to the recognition of gains on sales of bonds by SMBC through nimble portfolio management dealing with the decline in overseas interest rates and an increase in sales and trading profits of SMBC Nikko Securities.

General and administrative expenses for the six months ended September 30, 2020 was ¥40.2 billion and increased by ¥0.9 billion on an adjusted basis compared to the six months ended September 30, 2019.

Others for the six months ended September 30, 2020 was ¥17.1 billion.

As a result, consolidated net business profit for the six months ended September 30, 2020 was ¥234.8 billion and increased by ¥11.6 billion on an adjusted basis compared to the six months ended September 30, 2019.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned more than half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2020	2019
Region:
Japan	63%	68%
Foreign:
Americas	14%	10%
Europe and Middle East	9%	6%
Asia and Oceania (excluding Japan)	14%	16%

Total	100%	100%

Financial Condition

Assets

Our total assets increased by ¥6,825,605 million from ¥212,158,463 million at March 31, 2020 to ¥218,984,068 million at September 30, 2020. The increase was primarily due to an increase in cash and deposits with banks.

Our assets at September 30, 2020 and March 31, 2020 were as follows:

	At September 30, 2020	At March 31, 2020
	(In millions)
Cash and deposits with banks	¥69,315,682	¥62,471,453
Call loans and bills bought	2,347,828	898,256
Reverse repurchase agreements and cash collateral on securities borrowed	9,265,268	13,745,996
Trading assets	2,551,814	2,785,016
Derivative financial instruments	5,458,185	6,279,801
Financial assets at fair value through profit or loss	1,119,531	1,478,356
Investment securities	24,353,970	21,864,386
Loans and advances	95,958,431	94,671,818
Investments in associates and joint ventures	798,825	826,736
Property, plant and equipment	1,729,799	1,764,611
Intangible assets	834,990	835,477
Other assets	5,193,805	4,272,630
Current tax assets	24,344	161,729
Deferred tax assets	31,596	102,198

Total assets	¥218,984,068	¥212,158,463

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At September 30, 2020, our loans and advances were ¥95,958,431 million, or 44% of total assets, representing an increase of ¥1,286,613 million, or 1%, from ¥94,671,818 million at March 31, 2020. The increase in loans and advances was due to an increase in the balance of loans to domestic corporate customers as a result of our responses to their financing needs arising from the COVID-19 pandemic. On the other hand, the amount of outstanding loans and advances to foreign customers decreased due to a decrease in the amount outstanding to corporate customers in the United States and Asian countries. This was mainly because the amount of outstanding loans and advances to those customers at March 31, 2020 was higher due to a surge in drawdowns on loan commitments in March 2020 and the amount outstanding at September 30, 2020 was reduced due to repayments in the current period on the loan commitments previously drawn down.

Domestic

Through SMBC and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2020	At March 31, 2020
	(In millions)
Manufacturing	¥11,498,927	¥8,787,566
Agriculture, forestry, fisheries and mining	277,130	280,233
Construction	897,609	919,043
Transportation, communications and public enterprises	5,867,756	5,637,560
Wholesale and retail	5,317,093	5,375,802
Finance and insurance	3,123,766	3,217,545
Real estate and goods rental and leasing	10,904,862	10,666,446
Services	4,811,001	4,452,195
Municipalities	561,560	839,878
Lease financing	27,334	8,380
Consumer(1)	15,286,606	15,691,638
Others(2)	4,791,916	4,308,469

Total domestic	¥63,365,560	¥60,184,755

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,783,169 million and ¥10,913,869 million at September 30, 2020 and March 31, 2020, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2020	At March 31, 2020
	(In millions)
Public sector	¥326,207	¥335,071
Financial institutions	6,351,634	6,220,956
Commerce and industry	23,983,557	25,597,599
Lease financing	332,206	309,531
Others	2,705,381	2,994,838

Total foreign	¥33,698,985	¥35,457,995

Allowance for Loan Losses

We calculate the allowance for loan losses under the expected credit losses (“ECL”) model. We use the latest obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. We incorporate forward-looking information into the ECL measurement by obligor grading, macroeconomic factors and additional adjustments if the current circumstances, events or conditions at the relevant portfolio level are not fully reflected in the ECL model.

The obligor grades were reviewed based on the most recent information available as appropriate. For the six months ended September 30, 2020, the obligor grades of many corporate borrowers affected by the COVID-19 pandemic were downgraded to the extent that the credit risk on loans and advances to such borrowers was determined to be significantly increased since initial recognition and the allowance for loan losses for them was measured at an amount equal to the lifetime ECL.

The estimates of the key macroeconomic drivers for measuring the ECL were updated reflecting the recent economic forecasts. Although we understand that there is significant uncertainty in predicting the severity and duration of the COVID-19 pandemic and its impact on world economies, we assumed that the negative impact of the COVID-19 pandemic is expected to remain throughout the fiscal year ending March 31, 2021, and thereafter the Japanese and global economy will gradually pick up and recover from the fiscal year ending March 31, 2022. Based on the above forecasts of economic conditions, the growth rates of Japanese and global GDP, the key macroeconomic drivers impacting credit risks and losses, are expected to be around minus 5% and minus 4%, respectively for the fiscal year ending March 31, 2021, and around 3% and 5%, respectively for the fiscal year ending March 31, 2022.

Furthermore, we considered whether there is an increased credit risk for some portfolios on which the COVID-19 pandemic would have a material adverse impact but where the impact was not fully incorporated in the ECL model. We evaluated the forward-looking impact on credit risks and losses of not only the portfolios significantly affected by declines in market prices such as oil prices, but also certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends as a result of the reduction in economic activity by the voluntary restraint of social and business activities. As a consequence, we decided to make an additional ECL adjustment.

For the six months ended September 30, 2020, the allowance for loan losses increased by ¥151,543 million, or 21%, from ¥706,405 million at the beginning of the period to ¥857,948 million at the end of the period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥224,996 million and charge-offs of ¥80,694 million for the six months ended September 30, 2020, the provision for loan losses exceeded charge-offs and the overall allowance for loan losses increased.

Provision for loan losses increased by ¥167,000 million from ¥57,996 million for the six months ended September 30, 2019 to ¥224,996 million for the six months ended September 30, 2020. The increase was primarily due to an increase in the provision for loan losses related to our corporate customers affected by the COVID-19 pandemic. Charge-offs increased by ¥9,045 million from ¥71,649 million for the six months ended September 30, 2019 to ¥80,694 million for the six months ended September 30, 2020, primarily due to an increase in charge-offs of foreign loans and advances.

The following tables show the analysis of our allowance for loan losses for the six months ended September 30, 2020 and 2019.

	At September 30, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Allowance for loan losses :
Balance at April 1, 2020	¥203,286	¥147,382	¥355,737	¥706,405
Net transfers between stages	(3,299)	(10,720)	14,019	—
Provision (credit) for loan losses	(23,142)	166,273	81,865	224,996
Charge-offs(1)	—	—	80,694	80,694
Recoveries	—	—	6,365	6,365

Net charge-offs	—	—	74,329	74,329
Others(2)	24	(572)	1,424	876

Balance at September 30, 2020	¥176,869	¥302,363	¥378,716	¥857,948

	At September 30, 2019
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Allowance for loan losses :
Balance at April 1, 2019	¥158,094	¥92,446	¥354,448	¥604,988
Net transfers between stages	(2,995)	(4,355)	7,350	—
Provision (credit) for loan losses	(8,079)	8,570	57,505	57,996
Charge-offs(1)	—	—	71,649	71,649
Recoveries	—	—	6,182	6,182

Net charge-offs	—	—	65,467	65,467
Others(2)	(2,388)	(782)	(2,090)	(5,260)

Balance at September 30, 2019	¥144,632	¥95,879	¥351,746	¥592,257

(1)	Charge-offs consist of the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2020 and 2019.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems causes management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at September 30, 2020 and March 31, 2020 by domicile and type of industry of the borrowers. At September 30, 2020, gross impaired loans and advances were ¥984,677 million, an increase of ¥139,348 million from ¥845,329 million at March 31, 2020. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.0% at September 30, 2020, an increase of 0.1 percentage points from 0.9% at March 31, 2020.

	At September 30, 2020	At March 31, 2020
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥54,012	¥44,640
Agriculture, forestry, fisheries and mining	7,532	7,648
Construction	9,071	10,008
Transportation, communications and public enterprises	39,565	35,562
Wholesale and retail	66,284	67,810
Finance and insurance	5,541	5,556
Real estate and goods rental and leasing	31,140	28,189
Services	75,999	44,040
Consumer	169,309	162,881
Others	22,694	19,475

Total domestic	481,147	425,809

Foreign:
Public sector	9	—
Financial institutions	12,791	29
Commerce and industry	164,058	137,438
Others	15,385	9,118

Total foreign	192,243	146,585

Total	673,390	572,394

Past due three months or more (loans):
Domestic	36,143	27,923
Foreign	10,578	—

Total	46,721	27,923

Restructured (loans):
Domestic	141,123	144,034
Foreign	54,489	42,123

Total	195,612	186,157

Other impaired (loans and advances):
Domestic	62,540	52,020
Foreign	6,414	6,835

Total	68,954	58,855

Gross impaired loans and advances	984,677	845,329

Less: Allowance for loan losses for impaired loans and advances	(378,716)	(355,737)

Net impaired loans and advances	¥605,961	¥489,592

Investment Securities

Our investment securities, consisting of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥24,353,970 million at September 30, 2020, an increase of ¥2,489,584 million, or 11%, from ¥21,864,386 million at March 31, 2020. The increase in our investment securities was primarily due to an increase in our holdings of Japanese government bonds, which were partially offset by decreases in our holdings of U.S. Treasury and other U.S. government agency bonds and mortgage-backed securities.

Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.

Our debt instruments at amortized cost amounted to ¥64,213 million at September 30, 2020, a decrease of ¥256,558 million, or 80%, from ¥320,771 million at March 31, 2020, primarily due to redemptions at maturity of Japanese government bonds.

Domestic debt instruments at fair value through other comprehensive income amounted to ¥11,443,653 million at September 30, 2020, an increase of ¥3,838,600 million, or 50%, from ¥7,605,053 million at March 31, 2020. The increase was primarily due to an increase in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥8,869,520 million of foreign debt instruments at September 30, 2020, which was a decrease of ¥1,579,591 million, or 15%, from ¥10,449,111 million at March 31, 2020. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The decrease was primarily due to decreases in our holdings of U.S. Treasury and other U.S. government agency bonds and mortgage-backed securities.

We had ¥3,433,111 million of domestic equity instruments and ¥543,473 million of foreign equity instruments at September 30, 2020, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥408,380 million, or 14%, from ¥3,024,731 million at March 31, 2020. Net unrealized gains on our domestic equity instruments increased by ¥437,855 million, or 28%, from ¥1,564,351 million at March 31, 2020 to ¥2,002,206 million at September 30, 2020. The increase was primarily due to an increase in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments increased by ¥80,195 million, or 24%, from ¥333,664 million at March 31, 2020 to ¥413,859 million at September 30, 2020, mainly reflecting favorable conditions in overseas stock markets.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2020 and March 31, 2020.

	At September 30, 2020
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥22,300	¥15	¥27	¥22,288

Total domestic	22,300	15	27	22,288

Foreign:
Bonds issued by other governments and official institutions(2)	39,949	231	—	40,180
Other debt instruments	1,964	—	—	1,964

Total foreign	41,913	231	—	42,144

Total	¥64,213	¥246	¥27	¥64,432

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥10,292,725	¥5,744	¥9,150	¥10,289,319
Japanese municipal bonds	513,514	803	362	513,955
Japanese corporate bonds	639,969	1,781	1,681	640,069
Other debt instruments	310	—	—	310

Total domestic	11,446,518	8,328	11,193	11,443,653

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,501,441	78,012	4,122	3,575,331
Bonds issued by other governments and official institutions(2)	3,045,331	18,479	10,619	3,053,191
Mortgage-backed securities	1,838,366	69,047	18	1,907,395
Other debt instruments	332,783	1,130	310	333,603

Total foreign	8,717,921	166,668	15,069	8,869,520

Total	¥20,164,439	¥174,996	¥26,262	¥20,313,173

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,430,905	¥2,123,825	¥121,619	¥3,433,111
Foreign	129,614	440,537	26,678	543,473

Total	¥1,560,519	¥2,564,362	¥148,297	¥3,976,584

	At March 31, 2020
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥260,079	¥207	¥—	¥260,286
Japanese municipal bonds	22,300	1	67	22,234

Total domestic	282,379	208	67	282,520

Foreign:
Bonds issued by other governments and official institutions(2)	37,358	145	—	37,503
Other debt instruments	1,034	—	—	1,034

Total foreign	38,392	145	—	38,537

Total	¥320,771	¥353	¥67	¥321,057

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥6,791,514	¥5,725	¥12,171	¥6,785,068
Japanese municipal bonds	240,558	355	531	240,382
Japanese corporate bonds	579,508	1,655	1,870	579,293
Other debt instruments	310	—	—	310

Total domestic	7,611,890	7,735	14,572	7,605,053

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,347,608	147,078	—	4,494,686
Bonds issued by other governments and official institutions(2)	2,941,222	10,340	20,756	2,930,806
Mortgage-backed securities	2,708,432	99,481	100	2,807,813
Other debt instruments	216,738	593	1,525	215,806

Total foreign	10,214,000	257,492	22,381	10,449,111

Total	¥17,825,890	¥265,227	¥36,953	¥18,054,164

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,460,380	¥1,693,714	¥129,363	¥3,024,731
Foreign	131,056	361,501	27,837	464,720

Total	¥1,591,436	¥2,055,215	¥157,200	¥3,489,451

(1)	Amortized cost for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.
(2)	Excludes U.S. Treasury and other U.S. government agency bonds.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2020 and March 31, 2020.

	At September 30, 2020
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥16,273	¥27	¥—	¥—	¥16,273	¥27

Total domestic	16,273	27	—	—	16,273	27

Foreign:
Bonds issued by other governments and official institutions(1)	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—

Total	¥16,273	¥27	¥—	¥—	¥16,273	¥27

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥3,903,512	¥5,871	¥90,904	¥3,279	¥3,994,416	¥9,150
Japanese municipal bonds	185,850	268	47,359	94	233,209	362
Japanese corporate bonds	271,356	1,365	29,511	316	300,867	1,681
Other debt instruments	—	—	—	—	—	—

Total domestic	4,360,718	7,504	167,774	3,689	4,528,492	11,193

Foreign:
U.S. Treasury and other U.S. government agency bonds	574,672	4,122	—	—	574,672	4,122
Bonds issued by other governments and official institutions(1)	1,453,314	10,619	—	—	1,453,314	10,619
Mortgage-backed securities	693	1	2,929	17	3,622	18
Other debt instruments	140,568	226	10,494	84	151,062	310

Total foreign	2,169,247	14,968	13,423	101	2,182,670	15,069

Total	¥6,529,965	¥22,472	¥181,197	¥3,790	¥6,711,162	¥26,262

Equity instruments at fair value through other comprehensive income:
Domestic	¥166,917	¥29,409	¥130,569	¥92,210	¥297,486	¥121,619
Foreign	2,940	546	15,281	26,132	18,221	26,678

Total	¥169,857	¥29,955	¥145,850	¥118,342	¥315,707	¥148,297

	At March 31, 2020
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	18,532	67	—	—	18,532	67

Total domestic	18,532	67	—	—	18,532	67

Foreign:
Bonds issued by other governments and official institutions(1)	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—

Total	¥18,532	¥67	¥—	¥—	¥18,532	¥67

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥4,367,384	¥12,171	¥—	¥—	¥4,367,384	¥12,171
Japanese municipal bonds	153,889	527	9,556	4	163,445	531
Japanese corporate bonds	295,318	1,870	—	—	295,318	1,870
Other debt instruments	—	—	—	—	—	—

Total domestic	4,816,591	14,568	9,556	4	4,826,147	14,572

Foreign:
U.S. Treasury and other U.S. government agency bonds	32,089	—	—	—	32,089	—
Bonds issued by other governments and official institutions(1)	1,453,583	20,756	—	—	1,453,583	20,756
Mortgage-backed securities	1,800	6	6,268	94	8,068	100
Other debt instruments	88,192	1,228	10,584	297	98,776	1,525

Total foreign	1,575,664	21,990	16,852	391	1,592,516	22,381

Total	¥6,392,255	¥36,558	¥26,408	¥395	¥6,418,663	¥36,953

Equity instruments at fair value through other comprehensive income:
Domestic	¥144,382	¥46,162	¥139,484	¥83,201	¥283,866	¥129,363
Foreign	45,541	1,216	15,024	26,621	60,565	27,837

Total	¥189,923	¥47,378	¥154,508	¥109,822	¥344,431	¥157,200

(1)	Excludes U.S. Treasury and other U.S. government agency bonds.

Trading Assets

The following table shows our trading assets at September 30, 2020 and March 31, 2020. Our trading assets were ¥2,551,814 million at September 30, 2020, a decrease of ¥233,202 million from ¥2,785,016 million at March 31, 2020. The decrease was primarily due to a decrease in our holdings of Japanese government bonds.

	At September 30, 2020	At March 31, 2020
	(In millions)
Debt instruments	¥2,192,762	¥2,545,703
Equity instruments	359,052	239,313

Total trading assets	¥2,551,814	¥2,785,016

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2020 and March 31, 2020. The fair value was ¥1,119,531 million at September 30, 2020, a decrease of ¥358,825 million from ¥1,478,356 million at March 31, 2020. The decrease was primarily due to a decrease in our holdings of non-trading bonds.

	At September 30, 2020	At March 31, 2020
	(In millions)
Debt instruments	¥1,082,153	¥1,454,387
Equity instruments	37,378	23,969

Total financial assets at fair value through profit or loss	¥1,119,531	¥1,478,356

Liabilities

Our total liabilities increased by ¥6,171,902 million from ¥201,223,585 million at March 31, 2020 to ¥207,395,487 million at September 30, 2020, primarily due to an increase in deposits.

The following table shows our liabilities at September 30, 2020 and March 31, 2020.

	At September 30, 2020	At March 31, 2020
	(In millions)
Deposits	¥148,886,755	¥138,431,418
Call money and bills sold	1,240,693	3,740,540
Repurchase agreements and cash collateral on securities lent	13,221,950	15,455,782
Trading liabilities	1,713,338	2,018,484
Derivative financial instruments	4,604,721	5,555,201
Financial liabilities designated at fair value through profit or loss	99,730	—
Borrowings	17,877,507	17,121,362
Debt securities in issue	11,868,264	10,985,048
Provisions	197,680	200,053
Other liabilities	7,435,224	7,601,355
Current tax liabilities	43,071	48,159
Deferred tax liabilities	206,554	66,183

Total liabilities	¥207,395,487	¥201,223,585

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 78% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, governmental bodies (including municipal authorities) and financial institutions.

SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit.

Our deposit balances at September 30, 2020 were ¥148,886,755 million, an increase of ¥10,455,337 million from ¥138,431,418 million at March 31, 2020, primarily due to increases in demand deposits at domestic offices and deposits at notice at foreign offices. The demand deposits at domestic offices increased primarily due to an increase in deposits both from corporate customers proactively maintaining liquidity and from individual customers reflecting the provision of special cash payments to Japanese residents by the Japanese government as part of its economic measures to cope with the COVID-19 pandemic.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2020 and March 31, 2020.

	At September 30, 2020	At March 31, 2020
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥25,041,112	¥23,804,054
Interest-bearing demand deposits	61,505,515	56,650,510
Deposits at notice	822,841	779,514
Time deposits	17,806,104	17,759,453
Negotiable certificates of deposit	3,169,722	4,081,741
Others	7,850,778	7,198,447

Total domestic offices	116,196,072	110,273,719

Foreign offices:
Non-interest-bearing demand deposits	1,628,799	1,503,721
Interest-bearing demand deposits	3,341,964	3,122,179
Deposits at notice	12,103,779	9,989,980
Time deposits	8,376,469	7,264,055
Negotiable certificates of deposit	7,067,970	6,098,695
Others	171,702	179,069

Total foreign offices	32,690,683	28,157,699

Total deposits	¥148,886,755	¥138,431,418

Borrowings

Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At September 30, 2020, our borrowings were ¥17,877,507 million, an increase of ¥756,145 million, or 4%, from ¥17,121,362 million at March 31, 2020, primarily due to an increase in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2020 and March 31, 2020.

	At September 30, 2020	At March 31, 2020
	(In millions)
Unsubordinated borrowings	¥16,032,412	¥15,208,696
Subordinated borrowings	254,264	254,064
Liabilities associated with securitization transactions	1,221,760	1,272,714
Lease liabilities	369,071	385,888

Total borrowings	¥17,877,507	¥17,121,362

Debt Securities in Issue

Debt securities in issue at September 30, 2020 were ¥11,868,264 million, an increase of ¥883,216 million, or 8%, from ¥10,985,048 million at March 31, 2020, primarily due to an increase in commercial paper.

	At September 30, 2020	At March 31, 2020
	(In millions)
Commercial paper	¥2,666,002	¥1,736,702
Unsubordinated bonds	7,691,244	7,693,431
Subordinated bonds	1,511,018	1,554,915

Total debt securities in issue	¥11,868,264	¥10,985,048

Total Equity

Our total equity increased by ¥653,703 million from ¥10,934,878 million at March 31, 2020 to ¥11,588,581 million at September 30, 2020, primarily due to increases in retained earnings, which mainly reflected our net profit, other reserves and equity attributable to other equity instruments holders. The increase in other reserves was primarily due to the financial instruments at fair value through other comprehensive income reserve reflecting a rise in the fair value of domestic equity instruments. The increase in equity attributable to other equity instruments holders was primarily due to the issuance of a perpetual subordinated bond qualified as Additional Tier 1 capital and classified as equity under IFRS. For more information, see Note 12 “Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this report.

	At September 30, 2020	At March 31, 2020
	(In millions)
Capital stock	¥2,341,274	¥2,339,965
Capital surplus	728,171	728,551
Retained earnings	5,815,295	5,609,854
Treasury stock	(13,693)	(13,984)

Equity excluding other reserves	8,871,047	8,664,386
Other reserves	1,869,435	1,525,720

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,740,482	10,190,106
Non-controlling interests	63,477	60,296
Equity attributable to other equity instruments holders	784,622	684,476

Total equity	¥11,588,581	¥10,934,878

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with SMBC by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by SMBC to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥10,455,337 million from ¥138,431,418 million at March 31, 2020 to ¥148,886,755 million at September 30, 2020. The balance of deposits at September 30, 2020 exceeded the balance of loans and advances by ¥52,928,324 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 64%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2020	At March 31, 2020
	(In millions)
Loans and advances	¥95,958,431	¥94,671,818
Deposits	148,886,755	138,431,418

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K., (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at November 30, 2020.

At November 30, 2020
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A	N	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at November 30, 2020.

At November 30, 2020
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	S	A-1	A	N	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013. Under these guidelines, banks and bank holding companies with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis. The following table shows the LCRs of the Company and SMBC for the three months ended September 30, 2020. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended September 30, 2020(1)
SMFG (consolidated)	136.0%
SMBC (consolidated)	141.0%
SMBC (nonconsolidated)	146.7%

(1)

Under the FSA’s LCR guidelines, LCR is set as the three-month average of the daily LCRs for the three months ended September 30, 2020, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement” of our annual report on Form 20-F for the fiscal year ended March 31, 2020.

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and SMBC have adopted the advanced IRB approach since March 2009 and the AMA since March 2008.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively, since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively, since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination is 1%. The FSB updates its list of G-SIBs on an annual basis.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement, Tier 1 capital requirement, and total capital requirement have been 4.5%, 6% and 8%, respectively, since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 2016 and have been fully applied from March 2019 under the FSA capital adequacy guidelines.

In December 2017, the Group of Central Bank Governors and Heads of Supervision endorsed the outstanding Basel III regulatory reforms. For further details regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement” of our annual report on Form 20-F for the fiscal year ended March 31, 2020.

In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 31, 2015, to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014.

In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for G-SIBs will be implemented as a Pillar 1 measurement from January 1, 2023.

In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks with international operations, which have been applied from March 2019. Under the FSA’s guidelines for the leverage ratio, banks with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 2019. On June 30, 2020, in light of the increasing impact of the COVID-19 pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments have been applied from June 30, 2020 and will extend to March 31, 2021.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2020 and March 31, 2020, based on the Basel III rules.

	At September 30, 2020	At March 31, 2020
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	19.28%	18.75%
Tier 1 risk-weighted capital ratio	17.25%	16.63%
Common Equity Tier 1 risk-weighted capital ratio	16.02%	15.55%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,028.0	¥11,552.0
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,763.8	10,249.9
Common Equity Tier 1 capital	9,994.2	9,581.3
Risk-weighted assets	62,379.2	61,599.1
The amount of minimum total capital requirements(1)	4,990.3	4,927.9

Leverage ratio	5.85%	4.31%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and non-controlling interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Non-controlling interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction.

Additional Tier 1 capital consists primarily of perpetual subordinated bonds.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as Additional Tier 1 or Tier 2 capital during the phase-out period beginning

March 31, 2013. The remaining balance of those non-qualifying capital instruments recognized as Additional Tier 1 or Tier 2 capital are being reduced in annual 10% increments and will be fully phased out by March 31, 2022.

Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and have been fully counted as Common Equity Tier 1 capital since March 31, 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at September 30, 2020 and March 31, 2020 on a consolidated and nonconsolidated basis.

	At September 30, 2020	At March 31, 2020
	(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	18.16%	18.06%
Tier 1 risk-weighted capital ratio	15.97%	15.80%
Common Equity Tier 1 risk-weighted capital ratio	13.73%	13.70%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,335.9	¥10,107.2
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,087.3	8,842.3
Common Equity Tier 1 capital	7,814.8	7,669.2
Risk-weighted assets	56,887.1	55,953.8
The amount of minimum total capital requirements(1)	4,551.0	4,476.3

Leverage ratio	5.32%	3.97%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	17.63%	17.61%
Tier 1 risk-weighted capital ratio	15.36%	15.23%
Common Equity Tier 1 risk-weighted capital ratio	13.01%	13.01%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,447.6	¥9,202.0
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,229.5	7,959.8
Common Equity Tier 1 capital	6,970.0	6,800.3
Risk-weighted assets	53,570.8	52,248.9
The amount of minimum total capital requirements(1)	4,285.7	4,179.9

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2020, the capital adequacy ratio was 322.4% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

FINANCIAL RISK MANAGEMENT

Risk Management System

Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form 20-F for the fiscal year ended March 31, 2020. There were no material changes in our risk management system for the six months ended September 30, 2020.

Credit Risk

Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2020. There were no material changes in our credit risk management system for the six months ended September 30, 2020.

Market Risk

Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2020.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic shareholding investment portfolio); and

•	an observation period of four years (ten years for the strategic shareholding investment portfolio).

This method is reviewed periodically and refined, if necessary.

VaR Summary

The following tables set forth our VaR for trading activities and non-trading activities by risk categories for the six months ended September 30, 2020.

VaR for Trading Activities

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2020:
SMBC Consolidated
Maximum	¥6.1	¥8.8	¥1.0	¥3.7	¥8.1
Minimum	4.6	6.8	0.0	2.6	6.0
Daily average	5.4	7.7	0.3	3.2	6.7
At September 30, 2020	5.4	7.4	0.1	3.7	7.0
At March 31, 2020	5.4	8.9	0.0	2.6	6.4

SMFG Consolidated
Maximum	¥14.7	¥9.9	¥5.3	¥3.7	¥19.6
Minimum	11.9	7.4	1.9	2.6	15.6
Daily average	12.8	8.8	2.9	3.2	17.5
At September 30, 2020	12.8	8.2	3.3	3.7	18.1
At March 31, 2020	12.6	9.5	2.4	2.6	16.2

(1)

Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activities

• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2020:
SMBC Consolidated
Maximum	¥53.0	¥0.6	¥19.0	¥0.0	¥56.3
Minimum	43.1	0.0	7.5	0.0	45.5
Daily average	47.9	0.1	11.9	0.0	50.6
At September 30, 2020	44.6	0.5	7.7	0.0	47.2
At March 31, 2020	45.4	0.0	15.4	0.0	49.6

SMFG Consolidated
Maximum	¥53.6	¥0.6	¥19.0	¥0.0	¥56.9
Minimum	43.9	0.0	7.5	0.0	46.2
Daily average	48.6	0.1	11.9	0.0	51.3
At September 30, 2020	45.2	0.5	7.7	0.0	47.8
At March 31, 2020	46.2	0.0	15.4	0.0	50.5

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Shareholding Investment

Equities risk
(In billions)
For the six months ended September 30, 2020:
SMBC Consolidated
Maximum	¥977.7
Minimum	784.1
Daily average	894.1
At September 30, 2020	908.3
At March 31, 2020	808.2

SMFG Consolidated
Maximum	¥1,145.0
Minimum	911.2
Daily average	1,046.5
At September 30, 2020	1,063.3
At March 31, 2020	942.4

Back-testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.

Stress Tests

To prepare for unexpected market swings, we perform stress tests on a monthly basis based on various scenarios.

Interest Rate Risk

To supplement the above limitations of VaR methodologies, the SMBC Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMBC Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal SMBC Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. In addition, as previously addressed, the SMBC Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.

Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with SMBC for a prolonged period is regarded to be at the longest five years (2.5 years on average), and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.

Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at September 30, 2020 and March 31, 2020, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15%, and the ratios for SMBC on a consolidated basis at September 30, 2020 and March 31, 2020 were 10.2% and 11.1%, respectively and those for SMFG on a consolidated basis at September 30, 2020 and March 31, 2020 were 8.6% and 9.6%, respectively.

ΔNII is defined as a decline in interest income over a 12-month period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking 12-month period.

	At September 30, 2020			At March 31, 2020
	ΔEVE		ΔNII	ΔEVE		ΔNII
	(In billions)
SMBC Consolidated
Parallel shock up		¥923.7	¥(325.8)		¥982.1	¥(242.6)
Parallel shock down		0.3	502.9		0.0	415.0
Steepener shock		293.2	—		284.9	—
Flattener shock		118.9	—		164.0	—
Short rate shock up		291.7	—		329.6	—
Short rate shock down		0.6	—		6.6	—
Maximum		923.7	502.9		982.1	415.0

	At September 30, 2020			At March 31, 2020
	(In billions)
Tier 1 Capital	¥		9,087.3	¥		8,842.3

	At September 30, 2020			At March 31, 2020
	ΔEVE		ΔNII	ΔEVE		ΔNII
	(In billions)
SMFG Consolidated
Parallel shock up		¥923.7	¥(325.8)		¥982.1	¥(242.6)
Parallel shock down		0.3	502.9		0.0	415.0
Steepener shock		293.2	—		284.9	—
Flattener shock		118.9	—		164.0	—
Short rate shock up		291.7	—		329.6	—
Short rate shock down		0.6	—		6.6	—
Maximum		923.7	502.9		982.1	415.0

	At September 30, 2020			At March 31, 2020
	(In billions)
Tier 1 Capital	¥		10,763.8	¥		10,249.9

Note:

ΔEVE and ΔNII are calculated by currency at the SMBC consolidated level and the results are aggregated across the various currencies. For ΔNII, only Japanese yen and U.S. dollars are included in the calculation. These are the material currencies where interest rate sensitive assets and liabilities are more than 5% of total assets and liabilities.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Financial Position (Unaudited)

	Note	At September 30, 2020	At March 31, 2020
		(In millions)
Assets:
Cash and deposits with banks		¥69,315,682	¥62,471,453
Call loans and bills bought		2,347,828	898,256
Reverse repurchase agreements and cash collateral on securities borrowed		9,265,268	13,745,996
Trading assets		2,551,814	2,785,016
Derivative financial instruments	5	5,458,185	6,279,801
Financial assets at fair value through profit or loss		1,119,531	1,478,356
Investment securities	6	24,353,970	21,864,386
Loans and advances	7	95,958,431	94,671,818
Investments in associates and joint ventures		798,825	826,736
Property, plant and equipment		1,729,799	1,764,611
Intangible assets		834,990	835,477
Other assets		5,193,805	4,272,630
Current tax assets		24,344	161,729
Deferred tax assets		31,596	102,198

Total assets		¥218,984,068	¥212,158,463

Liabilities:
Deposits		¥148,886,755	¥138,431,418
Call money and bills sold		1,240,693	3,740,540
Repurchase agreements and cash collateral on securities lent		13,221,950	15,455,782
Trading liabilities		1,713,338	2,018,484
Derivative financial instruments	5	4,604,721	5,555,201
Financial liabilities designated at fair value through profit or loss		99,730	—
Borrowings	8	17,877,507	17,121,362
Debt securities in issue	9	11,868,264	10,985,048
Provisions	10	197,680	200,053
Other liabilities		7,435,224	7,601,355
Current tax liabilities		43,071	48,159
Deferred tax liabilities		206,554	66,183

Total liabilities		207,395,487	201,223,585

Equity:
Capital stock	11	2,341,274	2,339,965
Capital surplus		728,171	728,551
Retained earnings		5,815,295	5,609,854
Treasury stock	11	(13,693)	(13,984)

Equity excluding other reserves		8,871,047	8,664,386
Other reserves		1,869,435	1,525,720

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		10,740,482	10,190,106
Non-controlling interests		63,477	60,296
Equity attributable to other equity instruments holders	12	784,622	684,476

Total equity		11,588,581	10,934,878

Total equity and liabilities		¥218,984,068	¥212,158,463

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements (Unaudited)

		For the six months ended September 30,
	Note	2020	2019
		(In millions, except per share data)
Interest income		¥939,921	¥1,236,043
Interest expense		242,059	584,973

Net interest income		697,862	651,070

Fee and commission income	13	542,388	562,875
Fee and commission expense		99,774	104,620

Net fee and commission income		442,614	458,255

Net trading income		114,571	86,323
Net income from financial assets and liabilities at fair value through profit or loss		107,224	29,678
Net investment income		135,721	131,683
Other income		63,636	89,635

Total operating income		1,561,628	1,446,644

Impairment charges on financial assets	14	245,319	48,634

Net operating income		1,316,309	1,398,010

General and administrative expenses		799,242	835,880
Other expenses	15	92,269	196,647

Operating expenses		891,511	1,032,527

Share of post-tax profit of associates and joint ventures		9,393	13,697

Profit before tax		434,191	379,180

Income tax expense		108,814	111,714

Net profit		¥325,377	¥267,466

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥316,382	¥249,415
Non-controlling interests		2,566	12,076
Other equity instruments holders		6,429	5,975

Earnings per share:
Basic	16	¥230.94	¥180.64
Diluted	16	230.82	180.52

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2020	2019
	(In millions)
Net profit	¥325,377	¥267,466

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	168,202	10,624
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	530,585	(46,517)
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	(782)	—
Share of other comprehensive income (loss) of associates and joint ventures	2,828	762
Income tax relating to items that will not be reclassified	(213,008)	11,026

Total items that will not be reclassified to profit or loss, net of tax	487,825	(24,105)

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	24,652	176,477
Reclassification adjustments for (gains) losses included in net profit, before tax	(104,141)	(92,317)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(55,848)	(70,015)
Reclassification adjustments for (gains) losses included in net profit, before tax	1,313	—
Share of other comprehensive income (loss) of associates and joint ventures	(8,110)	(2,707)
Income tax relating to items that may be reclassified	24,290	(24,688)

Total items that may be reclassified subsequently to profit or loss, net of tax	(117,844)	(13,250)

Other comprehensive income (loss), net of tax	369,981	(37,355)

Total comprehensive income	¥695,358	¥230,111

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥686,159	¥212,732
Non-controlling interests	2,770	11,404
Other equity instruments holders	6,429	5,975

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity (Unaudited)

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at April 1, 2019	¥2,339,443	¥726,012	¥5,715,101	¥(16,302)	¥72,425	¥1,730,607	¥—	¥113,334	¥10,680,620	¥494,123	¥598,703	¥11,773,446

Comprehensive income:
Net profit	—	—	249,415	—	—	—	—	—	249,415	12,076	5,975	267,466
Other comprehensive income	—	—	—	—	7,977	30,979	—	(75,639)	(36,683)	(672)	—	(37,355)

Total comprehensive income	—	—	249,415	—	7,977	30,979	—	(75,639)	212,732	11,404	5,975	230,111

Issuance of shares under share-based payment transactions	522	522	—	—	—	—	—	—	1,044	—	—	1,044
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	84,951	84,951
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	5,886	—	5,886
Transaction with non-controlling interest shareholders	—	480	—	—	—	—	—	—	480	(205)	—	275
Dividends to shareholders	—	—	(132,582)	—	—	—	—	—	(132,582)	(11,160)	—	(143,742)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(5,975)	(5,975)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	(173,000)	—	(173,000)
Purchase of treasury stock	—	—	—	(100,040)	—	—	—	—	(100,040)	—	—	(100,040)
Sale of treasury stock	—	—	—	478	—	—	—	—	478	—	—	478
Loss on sale of treasury stock	—	—	(148)	—	—	—	—	—	(148)	—	—	(148)
Cancellation of treasury stock	—	—	(101,674)	101,674	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(168)	—	—	—	—	—	—	(168)	—	—	(168)
Transfer from other reserves to retained earnings	—	—	47,760	—	(6,347)	(41,413)	—	—	—	—	—	—
Others	—	(47)	1	—	—	—	—	—	(46)	—	1,025	979

Balance at September 30, 2019	¥2,339,965	¥726,799	¥5,777,873	¥(14,190)	¥74,055	¥1,720,173	¥—	¥37,695	¥10,662,370	¥327,048	¥684,679	¥11,674,097

Balance at April 1, 2020	¥2,339,965	¥728,551	¥5,609,854	¥(13,984)	¥(2,553)	¥1,500,013	¥—	¥28,260	¥10,190,106	¥60,296	¥684,476	¥10,934,878

Comprehensive income:
Net profit	—	—	316,382	—	—	—	—	—	316,382	2,566	6,429	325,377
Other comprehensive income	—	—	—	—	116,571	312,616	(542)	(58,868)	369,777	204	—	369,981

Total comprehensive income	—	—	316,382	—	116,571	312,616	(542)	(58,868)	686,159	2,770	6,429	695,358

Issuance of shares under share-based payment transactions	1,309	1,309	—	—	—	—	—	—	2,618	—	—	2,618
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	99,943	99,943
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	590	—	590
Transaction with non-controlling interest shareholders	—	(213)	—	—	—	—	—	—	(213)	89	—	(124)
Dividends to shareholders	—	—	(136,953)	—	—	—	—	—	(136,953)	(385)	—	(137,338)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(6,429)	(6,429)
Purchase of treasury stock	—	—	—	(21)	—	—	—	—	(21)	—	—	(21)
Sale of treasury stock	—	—	—	312	—	—	—	—	312	—	—	312
Loss on sale of treasury stock	—	—	(50)	—	—	—	—	—	(50)	—	—	(50)
Share-based payment transactions	—	(1,475)	—	—	—	—	—	—	(1,475)	—	—	(1,475)
Transfer from other reserves to retained earnings	—	—	26,062	—	(5,316)	(20,746)	—	—	—	—	—	—
Others	—	(1)	—	—	—	—	—	—	(1)	117	203	319

Balance at September 30, 2020	¥2,341,274	¥728,171	¥5,815,295	¥(13,693)	¥108,702	¥1,791,883	¥(542)	¥(30,608)	¥10,740,482	¥63,477	¥784,622	¥11,588,581

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended September 30,
	2020	2019
	(In millions)
Operating Activities:
Profit before tax	¥434,191	¥379,180
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(197,638)	(101,106)
Foreign exchange (gains) losses	(102,479)	51,110
Provision for loan losses	224,996	57,996
Depreciation and amortization	155,445	156,323
Share of post-tax profit of associates and joint ventures	(9,393)	(13,697)
Net changes in assets and liabilities:
Net increase of term deposits with original maturities over three months	(190,003)	(60,685)
Net (increase) decrease of call loans and bills bought	(1,434,761)	858,729
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	4,424,713	(820,606)
Net increase of loans and advances	(1,523,570)	(869,263)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	18,300	(855,177)
Net increase of deposits	10,548,690	834,685
Net increase (decrease) of call money and bills sold	(2,505,829)	151,172
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	(2,194,415)	3,879,087
Net increase of other unsubordinated borrowings and debt securities in issue	1,810,551	743,353
Income taxes refund (paid)—net	43,382	(110,599)
Other operating activities—net	(352,116)	(219,319)

Net cash and cash equivalents provided by operating activities	9,150,064	4,061,183

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(20,323,975)	(20,724,103)
Proceeds from sale of financial assets at fair value through profit or loss and investment securities	9,296,760	14,210,629
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	8,872,759	3,784,844
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	(2,866)	197
Investments in associates and joint ventures	—	(371)
Disposal of subsidiaries and businesses, net of cash and cash equivalents disposed	—	26,799
Proceeds from sale of investments in associates and joint ventures	82	1,189
Purchases of property, plant and equipment and investment properties	(25,165)	(33,204)
Purchases of intangible assets	(74,419)	(64,895)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	5,080	11,613
Other investing activities—net	1	(102)

Net cash and cash equivalents used in investing activities	(2,251,743)	(2,787,404)

Financing Activities:
Proceeds from issuance of subordinated bonds	90,859	54,253
Redemption of subordinated bonds	(120,000)	(113,000)
Payments for the principal portion of lease liabilities (1)	(47,125)	(45,303)
Redemption of preferred securities	—	(173,000)
Proceeds from issuance of other equity instruments	99,943	84,951
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(136,922)	(132,542)
Dividends paid to non-controlling interest shareholders	(385)	(11,163)
Coupons paid to other equity instruments holders	(6,429)	(5,975)
Purchase of treasury stock and proceeds from sale of treasury stock—net	241	(99,710)
Purchase of other equity instruments and proceeds from sale of other equity instruments—net	203	1,025
Transactions with non-controlling interest shareholders—net	100	(234,160)

Net cash and cash equivalents used in financing activities	(119,515)	(674,624)

Effect of exchange rate changes on cash and cash equivalents	(2,152)	(313,553)

Net increase of cash and cash equivalents	6,776,654	285,602
Cash and cash equivalents at beginning of period	61,203,541	56,716,529

Cash and cash equivalents at end of period	¥67,980,195	¥57,002,131

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥1,039,147	¥1,305,748
Interest paid	269,250	595,052

(1)

During the six months ended September 30, 2020, payments for the principal portion of lease liabilities have been reclassified from “Operating activities” to “Financing activities.” Comparative amounts have been reclassified to conform to the current presentation.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (First Section), with further listing on the Nagoya Stock Exchange (First Section). The Company’s American Depositary Shares are listed on the New York Stock Exchange.

The Company and its subsidiaries (the “Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services together with its associates and joint ventures.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on December 23, 2020.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The interim consolidated financial statements, including selected explanatory notes, of the Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the fiscal year ended March 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Significant Accounting Policies

From April 1, 2020, the Group adopted a fair value option for certain financial liabilities which were issued by the Group’s securities subsidiary. As part of risk management, the Group enters into derivative transactions to offset the profit or loss of financial liabilities containing embedded derivatives, designated at fair value through profit or loss (“FVPL”) under the fair value option. The Group can make an irrevocable election for each individual financial liability at initial recognition to designate it as measured at fair value through profit or loss, if it meets one of the following criteria:

•

The designation eliminates or significantly reduces a measurement or recognition inconsistency (referred to as “an accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases;

•

A group of financial liabilities or financial assets and financial liabilities is managed, and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the board of directors; or

•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows and it is not clear with no analysis that separation is prohibited.

The financial liabilities designated at FVPL are included in “Financial liabilities designated at fair value through profit or loss” in the consolidated statements of financial position. The changes in their fair values that are attributable to changes in own credit risk of the liabilities are recognized in “Other comprehensive income” and subsequently not transferred to profit or loss. The amount of changes in their fair values except for the effects of changes in their own credit risk, gains or losses on derecognition and interest expense are included in “Net income from financial assets and liabilities at fair value through profit or loss” in the consolidated income statements.

Additionally, the Group has changed the presentation from “Net income from financial assets at fair value through profit or loss” to “Net income from financial assets and liabilities at fair value through profit or loss” in the consolidated income statements in order to reflect gains or losses arising from the financial liabilities designated at FVPL on the consolidated income statements.

Other than the above, the significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the fiscal year ended March 31, 2020.

For the six months ended September 30, 2020, a number of amendments to standards have become effective; however, they have not resulted in any material impact on the Group’s interim consolidated financial statements.

Recent Accounting Pronouncements

The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Covid-19-Related Rent Concessions (Amendment to IFRS 16)

In May 2020, the IASB issued an amendment to IFRS 16 “Leases” to make it easier for lessees to account for COVID-19-related rent concessions such as rent holidays and temporary rent reductions. The amendment exempts lessees to assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. The amendment is effective for annual periods beginning on or after June 1, 2020 and is not expected to have a material impact on the Group’s consolidated financial statements.

Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

In August 2020, the IASB issued “Interest Rate Benchmark Reform—Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” in response to the reform of interest rate benchmarks such as interbank offered rates (“IBORs”). The amendments supplement the amendments to IFRS 9 “Financial Instruments,” IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures” issued in 2019 and focus on the effects on entities’ financial statements when entities replace the previous interest rate benchmark with an alternative interest rate benchmark as a result of the reform. The amendments support entities in applying the standards when changes are made to contractual cash flows or hedging relationships because of the reform and providing useful information to users of financial statements. The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The Group is currently assessing the effects and timing of the adoption of the amendments.

Reference to the Conceptual Framework (Amendments to IFRS 3)

In May 2020, the IASB issued narrow-scope amendments to IFRS 3 “Business Combinations” to update a reference in IFRS 3 to the “Conceptual Framework for Financial Reporting” without changing the accounting requirements for business combinations. The amendments are effective for annual periods beginning on or after January l, 2022. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

In May 2020, the IASB issued narrow-scope amendments to IAS 16 “Property, Plant and Equipment.” The amendments prohibit an entity from deducting from the cost of property, plant and equipment amounts received from selling items produced while the entity is preparing the asset for its intended use. Instead, an entity will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January l, 2022. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Onerous Contracts: Cost of Fulfilling a Contract (Amendments to IAS 37)

In May 2020, the IASB issued narrow-scope amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” to specify which costs an entity includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January l, 2022. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2018–2020

In May 2020, the IASB issued Annual Improvements to IFRSs 2018-2020, which is amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” IFRS 9, IAS 41 “Agriculture” and the “Illustrative Examples” accompanying IFRS 16. These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective for annual periods beginning on or after January l, 2022. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB published IFRS 17 “Insurance Contracts,” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, replacing IFRS 4 “Insurance Contracts.” IFRS 4 provided entities dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for by using present values instead of historical cost.

In June 2020, the IASB issued amendments to IFRS 17 to help entities implement the standard and make it easier for them to explain their financial performance. The fundamental principles introduced when the IASB first issued IFRS 17 in May 2017 remain unaffected. The mandatory effective date of applying IFRS 17 was January 1, 2021 when it was originally issued but deferred to annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

In January 2020, the IASB issued narrow-scope amendments to IAS 1 “Presentation of Financial Statements” to clarify how to classify debt and other liabilities as current or non-current. The amendments make it easier for entities to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The effective date of applying the amendments was January l, 2022 when they were originally issued, however, in July 2020, the IASB issued an amendment which defers the effective date to annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. For information on the estimation of the allowance for loan losses which reflects the current and forward-looking impact of the COVID-19 pandemic, refer to Note 7 “Loans and Advances.” The critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2020.

4	SEGMENT ANALYSIS

Business Segments

The Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit, which was renamed from the International Business Unit on April 1, 2020, and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others. Due to an internal reorganization of certain SMBC businesses and changes in the revenue management system at SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), both effective from April 1, 2020, the comparative information for the six months ended September 30, 2019 has been restated.

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and SMBC Nikko Securities.

Retail Business Unit

The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail business of SMBC, SMBC Trust Bank and SMBC Nikko Securities together with three consumer finance companies, Sumitomo Mitsui Card Company, Limited, SMBC Finance Service Co., Ltd., which changed its corporate name from Cedyna Financial Corporation upon merger with former SMBC Finance Service Co., Ltd. in July 2020, and SMBC Consumer Finance Co., Ltd. This business unit offers a wide range of products and services for consumers, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.

Global Business Unit

The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing and securities business such as underwriting activities. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks, and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the global markets businesses of SMBC Nikko Securities.

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited, which was formed through the merger of Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd., on April 1, 2019. It also includes internal transactions between the Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). The consolidated gross profits and general and administrative expenses of each segment are prepared for management accounting purposes and not generated solely by aggregating figures prepared under financial accounting. While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operations

For the six months ended September 30, 2020:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥282.5	¥548.7	¥343.4	¥257.9	¥(55.1)	¥1,377.4
General and administrative expenses	(146.6)	(443.3)	(177.7)	(40.2)	(28.6)	(836.4)
Others(2)	24.5	1.2	8.9	17.1	(41.5)	10.2

Consolidated net business profit	¥160.4	¥106.6	¥174.6	¥234.8	¥(125.2)	¥551.2

For the six months ended September 30, 2019:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥297.0	¥572.1	¥323.6	¥247.2	¥(56.7)	¥1,383.2
General and administrative expenses	(149.4)	(459.1)	(178.5)	(39.3)	(32.4)	(858.7)
Others(2)	21.8	0.9	25.4	15.3	(33.3)	30.1

Consolidated net business profit	¥169.4	¥113.9	¥170.5	¥223.2	¥(122.4)	¥554.6

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double-accounted for in the managerial accounting.

Reconciliation of Segmental Results of Operations to Consolidated Income Statements

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2020	2019
	(In billions)
Consolidated net business profit	¥551.2	¥554.6
Differences between management reporting and Japanese GAAP:
Total credit costs	(200.2)	(64.4)
Gains on equity instruments	36.3	70.3
Extraordinary gains or losses and others	(45.4)	18.5

Profit before tax under Japanese GAAP	341.9	579.0

Differences between Japanese GAAP and IFRS:
Scope of consolidation	3.1	(0.9)
Derivative financial instruments	68.4	(43.2)
Investment securities	53.5	(37.2)
Loans and advances	(52.6)	7.6
Investments in associates and joint ventures	(13.2)	(125.2)
Property, plant and equipment	(0.1)	(0.9)
Lease accounting	(0.1)	(0.5)
Defined benefit plans	13.7	(16.2)
Foreign currency translation	1.0	3.4
Classification of equity and liability	6.6	6.3
Others	12.0	7.0

Profit before tax under IFRS	¥434.2	¥379.2

5	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the Group enters into a variety of derivatives for trading and risk management purposes. The Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate options and interest rate futures. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2020 and March 31, 2020.

	At September 30, 2020
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥858,215,990	¥3,356,301	¥2,847,236	¥49,746,592	¥627,647	¥376,602
Futures	27,151,116	25,072	25,135	2,750,280	181	—
Listed Options	149,812,643	30,028	6,781	—	—	—
Forwards	141,215,426	1,169	27	—	—	—
Swaps	447,738,012	3,103,317	2,667,408	46,849,278	602,887	376,602
OTC Options	92,298,793	196,715	147,885	147,034	24,579	—
Currency derivatives	147,201,745	1,139,631	1,212,923	13,240,781	248,780	51,408
Futures	1,956	78	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	77,408,138	469,893	500,106	1,971,057	24,189	13,878
Swaps	62,865,742	577,438	629,322	11,269,724	224,591	37,530
OTC Options	6,925,909	92,222	83,495	—	—	—
Equity derivatives	3,013,133	54,476	84,260	19,755	—	914
Futures	1,306,700	10,880	7,198	—	—	—
Listed Options	915,623	26,502	49,281	—	—	—
Forwards	5,813	169	70	—	—	—
Swaps	117,264	590	8,791	19,755	—	914
OTC Options	667,733	16,335	18,920	—	—	—
Commodity derivatives	225,659	11,468	9,617	—	—	—
Futures	124,095	2,193	2,378	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	98,277	9,187	6,742	—	—	—
OTC Options	3,287	88	497	—	—	—
Credit derivatives	2,636,996	19,882	21,761	—	—	—

Total derivative financial instruments	¥1,011,293,523	¥4,581,758	¥4,175,797	¥63,007,128	¥876,427	¥428,924

	At March 31, 2020
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥893,588,637	¥3,446,719	¥2,982,015	¥53,625,724	¥664,807	¥500,374
Futures	38,049,894	51,843	50,545	1,577,745	438	124
Listed Options	165,280,570	48,277	11,465	—	—	—
Forwards	124,681,480	616	—	—	—	—
Swaps	465,412,015	3,123,501	2,729,662	51,896,189	638,744	500,250
OTC Options	100,164,678	222,482	190,343	151,790	25,625	—
Currency derivatives	141,416,221	1,858,803	1,783,476	12,204,471	184,981	110,985
Futures	4,500	—	7	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	78,698,264	862,105	843,072	1,983,357	20,587	26,515
Swaps	54,931,441	869,766	823,957	10,221,114	164,394	84,470
OTC Options	7,782,016	126,932	116,440	—	—	—
Equity derivatives	3,049,786	82,305	143,084	41,556	8,861	—
Futures	1,158,638	14,348	20,418	—	—	—
Listed Options	1,101,352	31,352	69,630	—	—	—
Forwards	2,615	449	—	—	—	—
Swaps	119,965	3,111	21,499	41,556	8,861	—
OTC Options	667,216	33,045	31,537	—	—	—
Commodity derivatives	169,734	16,823	14,715	—	—	—
Futures	7,134	181	389	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	158,139	16,496	13,647	—	—	—
OTC Options	4,461	146	679	—	—	—
Credit derivatives	2,285,271	16,502	20,552	—	—	—

Total derivative financial instruments	¥1,040,509,649	¥5,421,152	¥4,943,842	¥65,871,751	¥858,649	¥611,359

(1)

Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain fixed rate debt securities in issue and borrowings, certain equity instruments elected to be measured at fair value through other comprehensive income (“FVOCI”) and net investments in foreign operations, and derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting

The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges

The Group applies fair value hedge accounting to mitigate the risk of changes in the fair value of certain fixed rate debt securities in issue and borrowings arising from changes in interest rate benchmarks, and the risk of changes in the fair value of certain equity instruments elected to be measured at FVOCI. The table below represents the amounts related to items designated as hedging instruments at September 30, 2020 and March 31, 2020.

	At September 30, 2020			At March 31, 2020
	Notional Amounts	Carrying amounts		Notional Amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities
	(In millions)
Interest rate risk
Interest rate swaps	¥5,862,794	¥371,887	¥764	¥5,723,327	¥366,092	¥—
Stock price risk
Equity swaps	19,755	—	914	41,556	8,861	—

Hedges of net investments in foreign operations

The Group applies hedge accounting of net investments in foreign operations to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The table below represents the amounts related to items designated as hedging instruments at September 30, 2020 and March 31, 2020.

	At September 30, 2020			At March 31, 2020
	Nominal Amounts	Carrying amounts		Nominal Amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities
	(In millions)
Foreign exchange forward contracts	¥1,948,157	¥23,119	¥13,878	¥1,943,931	¥19,864	¥26,515
Foreign currency denominated financial liabilities	78,762	—	78,762	180,178	—	180,178

6	INVESTMENT SECURITIES

The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2020 and March 31, 2020.

	At September 30, 2020	At March 31, 2020
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥260,079
Japanese municipal bonds	22,300	22,300

Total domestic	22,300	282,379

Foreign:
Bonds issued by other governments and official institutions(1)	39,949	37,358
Other debt instruments	1,964	1,034

Total foreign	41,913	38,392

Total debt instruments at amortized cost	¥64,213	¥320,771

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥10,289,319	¥6,785,068
Japanese municipal bonds	513,955	240,382
Japanese corporate bonds	640,069	579,293
Other debt instruments	310	310

Total domestic	11,443,653	7,605,053

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,575,331	4,494,686
Bonds issued by other governments and official institutions(1)	3,053,191	2,930,806
Mortgage-backed securities	1,907,395	2,807,813
Other debt instruments	333,603	215,806

Total foreign	8,869,520	10,449,111

Total debt instruments at fair value through other comprehensive income	¥20,313,173	¥18,054,164

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,433,111	¥3,024,731
Foreign equity instruments	543,473	464,720

Total equity instruments at fair value through other comprehensive income	¥3,976,584	¥3,489,451

Total investment securities	¥24,353,970	¥21,864,386

(1)	Excludes U.S. Treasury and other U.S. government agency bonds.

7	LOANS AND ADVANCES

The following tables present loans and advances at September 30, 2020 and March 31, 2020.

	At September 30, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥92,612,984	¥3,466,884	¥984,677	¥97,064,545

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(248,166)
Less: Allowance for loan losses	(176,869)	(302,363)	(378,716)	(857,948)

Carrying amount				¥95,958,431

	At March 31, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥92,997,331	¥1,800,090	¥845,329	¥95,642,750

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(264,527)
Less: Allowance for loan losses	(203,286)	(147,382)	(355,737)	(706,405)

Carrying amount				¥94,671,818

Reconciliation of allowance for loan losses is as follows:

	At September 30, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Allowance for loan losses:
Balance at April 1, 2020	¥203,286	¥147,382	¥355,737	¥706,405
Net transfers between stages	(3,299)	(10,720)	14,019	—
Provision (credit) for loan losses	(23,142)	166,273	81,865	224,996
Charge-offs(1)	—	—	80,694	80,694
Recoveries	—	—	6,365	6,365

Net charge-offs	—	—	74,329	74,329
Others(2)	24	(572)	1,424	876

Balance at September 30, 2020	¥176,869	¥302,363	¥378,716	¥857,948

	At September 30, 2019
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Allowance for loan losses:
Balance at April 1, 2019	¥158,094	¥92,446	¥354,448	¥604,988
Net transfers between stages	(2,995)	(4,355)	7,350	—
Provision (credit) for loan losses	(8,079)	8,570	57,505	57,996
Charge-offs(1)	—	—	71,649	71,649
Recoveries	—	—	6,182	6,182

Net charge-offs	—	—	65,467	65,467
Others(2)	(2,388)	(782)	(2,090)	(5,260)

Balance at September 30, 2019	¥144,632	¥95,879	¥351,746	¥592,257

(1)	Charge-offs consist of the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2020 and 2019.

The allowance for loan losses is measured under the expected credit losses (“ECL”) model which requires the use of complex models and significant assumptions about future economic conditions and credit behavior. For the six months ended September 30, 2020, the obligor grading, macroeconomic factors and additional ECL adjustment used to determine the final ECL reflected the current and forward-looking impact of the COVID-19 pandemic.

The obligor grades were reviewed based on the most recent information available as appropriate. For the six months ended September 30, 2020, the obligor grades of many corporate borrowers affected by the COVID-19 pandemic were downgraded to the extent that the credit risk on loans and advances to such borrowers was determined to be significantly increased since initial recognition and the allowance for loan losses for them was measured at an amount equal to the lifetime ECL.

The estimates of the key macroeconomic drivers for measuring the ECL were updated reflecting the recent economic forecasts. Although the Group understands there is significant uncertainty in predicting the severity and duration of the COVID-19 pandemic and its impact on world economies, it was assumed that the negative impact of the COVID-19 pandemic is expected to remain throughout the fiscal year ending March 31, 2021, and thereafter the Japanese and global economy will gradually pick up and recover from the fiscal year ending March 31, 2022. Based on the above forecasts of economic conditions, the growth rates of Japanese and global

GDP, the key macroeconomic drivers impacting credit risks and losses, are expected to be around minus 5% and minus 4%, respectively for the fiscal year ending March 31, 2021, and around 3% and 5%, respectively for the fiscal year ending March 31, 2022.

Furthermore, the Group considered whether there is an increased credit risk for some portfolios on which the COVID-19 pandemic would have a material adverse impact but where the impact was not fully incorporated in the ECL model. The Group evaluated the forward-looking impact on credit risks and losses of not only the portfolios significantly affected by declines in market prices such as oil prices, but also certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends as a result of the reduction in economic activity by the voluntary restraint of social and business activities. As a consequence, the Group decided to make an additional ECL adjustment.

As a result, for the six months ended September 30, 2020, the allowance for loan losses increased by ¥151,543 million from ¥706,405 million at the beginning of period to ¥857,948 million at the end of the period primarily due to an increase in allowance of lifetime ECL not credit-impaired. The increase was primarily due to downgrade of the obligor grades of many corporate borrowers affected by the COVID-19 pandemic.

8	BORROWINGS

Borrowings at September 30, 2020 and March 31, 2020 consisted of the following:

	At September 30, 2020	At March 31, 2020
	(In millions)
Unsubordinated borrowings	¥16,032,412	¥15,208,696
Subordinated borrowings	254,264	254,064
Liabilities associated with securitization transactions	1,221,760	1,272,714
Lease liabilities	369,071	385,888

Total borrowings	¥17,877,507	¥17,121,362

9	DEBT SECURITIES IN ISSUE

Debt securities in issue at September 30, 2020 and March 31, 2020 consisted of the following:

	At September 30, 2020	At March 31, 2020
	(In millions)
Commercial paper	¥2,666,002	¥1,736,702
Unsubordinated bonds	7,691,244	7,693,431
Subordinated bonds	1,511,018	1,554,915

Total debt securities in issue	¥11,868,264	¥10,985,048

10	PROVISIONS

The following table presents movements by class of provisions for the six months ended September 30, 2020.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2020	¥143,429	¥56,624	¥200,053
Additional provisions	—	20,067	20,067
Amounts used	(16,783)	(5,321)	(22,104)
Unused amounts reversed	—	(21)	(21)
Amortization of discount and effect of change in discount rate	(93)	73	(20)
Others	—	(295)	(295)

Balance at September 30, 2020	¥126,553	¥71,127	¥197,680

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was abolished.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.

For the six months ended September 30, 2020, the provision for interest repayment decreased primarily due to the use of the provision.

Other Provisions

Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2020 and April 1, 2020.

11	SHAREHOLDERS’ EQUITY

Common Stock

The number of issued shares of common stock and common stock held by the Company at September 30, 2020 and March 31, 2020 was as follows:

	At September 30, 2020	At March 31, 2020
Shares outstanding	1,374,040,061	1,373,171,556
Shares in treasury	3,609,749	3,645,043

The total number of authorized shares of common stock was 3,000 million at September 30, 2020 and March 31, 2020 with no stated value.

Preferred Stock

The following table shows the number of shares of preferred stock at September 30, 2020 and March 31, 2020.

	At September 30, 2020		At March 31, 2020
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

12	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Equity attributable to other equity instruments holders at September 30, 2020 and March 31, 2020 consisted of the following:

	At September 30, 2020	At March 31, 2020
	(In millions)
Perpetual subordinated bonds	¥784,622	¥684,476

Total equity attributable to other equity instruments holders	¥784,622	¥684,476

SMFG issued perpetual subordinated bonds, which are Basel III-compliant Additional Tier 1 capital instruments and are classified as equity under IFRS.

The bonds bear a fixed rate of interest until the first call date. After the first call date, they will bear floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative and will not increase to compensate for any short-fall in interest payments in any previous year.

These bonds are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the Financial Services Agency of Japan (“FSA”).

The principal amount of the bonds may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.

The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

13	FEE AND COMMISSION INCOME

Fee and commission income for the six months ended September 30, 2020 and 2019 consisted of the following:

	For the six months ended September 30,
	2020	2019
	(In millions)
Loans	¥55,601	¥62,815
Credit card business	146,308	150,857
Guarantees	32,459	33,669
Securities-related business	75,761	68,803
Deposits	7,314	6,796
Remittances and transfers	67,867	70,384
Safe deposits	2,106	2,191
Trust fees	2,243	2,119
Investment trusts	71,930	72,609
Agency	3,973	4,956
Others	76,826	87,676

Total fee and commission income	¥542,388	¥562,875

Fee and commission income can be mainly disaggregated into credit card business, securities-related business, investment trusts, remittances and transfers and loans by types of services. Fees obtained through credit card business principally arise in the Retail Business Unit. Fees obtained through securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Loan transaction fees principally arise in the Wholesale Business Unit and the Global Business Unit.

14	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges (reversals) on financial assets for the six months ended September 30, 2020 and 2019 consisted of the following:

	For the six months ended September 30,
	2020	2019
	(In millions)
Loans and advances	¥224,996	¥57,996
Loan commitments	15,587	(1,970)
Financial guarantees	4,736	(7,392)

Total impairment charges on financial assets	¥245,319	¥48,634

15	OTHER EXPENSES

Other expenses for the six months ended September 30, 2020 and 2019 consisted of the following:

	For the six months ended September 30,
	2020	2019
	(In millions)
Cost of operating leases	¥12,617	¥13,245
Cost related to disposal of assets leased	505	—
Cost related to IT solution services and IT systems	42,567	44,810
Losses on disposal of property, plant and equipment, and other intangible assets	463	762
Impairment losses of property, plant and equipment	3,983	1,436
Losses on sale of investments in subsidiaries and associates	320	—
Impairment losses of investments in associates and joint ventures(1)	13,427	116,497
Others	18,387	19,897

Total other expenses	¥92,269	¥196,647

(1)

For the six months ended September 30, 2020 and 2019, the Group recognized impairment losses of ¥13,427 million and ¥106,348 million, respectively, on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, The Bank of East Asia, Limited.

16	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2020 and 2019.

	For the six months ended September 30,
	2020	2019
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥316,382	¥249,415
Weighted average number of common stock in issue (in thousands of shares)	1,369,998	1,380,757

Basic earnings per share	¥230.94	¥180.64

Diluted:
Profit attributable to the common shareholders of the Company	¥316,382	¥249,415
Impact of dilutive potential ordinary shares issued by subsidiaries	—	(9)

Net profit used to determine diluted earnings per share	¥316,382	¥249,406

Weighted average number of common stock in issue (in thousands of shares)	1,369,998	1,380,757
Adjustments for stock options (in thousands of shares)	677	818

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,370,675	1,381,575

Diluted earnings per share	¥230.82	¥180.52

17	DIVIDENDS PER SHARE

The dividends recognized by the Company for the six months ended September 30, 2020 and 2019 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2020	¥100	¥136,953
2019	¥95	¥132,582

On November 13, 2020, the board of directors approved a dividend of ¥95 per share of common stock totaling ¥130,191 million in respect of the six months ended September 30, 2020. The consolidated financial statements for the six months ended September 30, 2020 do not include this dividend payable.

18	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the Group. The Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At September 30, 2020 and March 31, 2020, the Group had ¥47,580 million and ¥48,707 million, respectively, of contractual commitments to acquire property, plant and equipment. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. However, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the Group needs to secure claims, or some other significant event occurs.

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2020 and March 31, 2020.

	At September 30, 2020	At March 31, 2020
	(In millions)
Loan commitments	¥70,483,429	¥62,151,698
Financial guarantees and other credit-related contingent liabilities	8,919,395	9,204,996

Total	¥79,402,824	¥71,356,694

19	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Accounting policies and the valuation process of fair value measurement for the six months ended September 30, 2020 are consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2020.

Financial Assets and Liabilities Carried at Fair Value

Fair Value Hierarchy

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2020 and March 31, 2020. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

	At September 30, 2020
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥1,748,302	¥444,460	¥—	¥2,192,762
Equity instruments	358,943	109	—	359,052

Total trading assets	2,107,245	444,569	—	2,551,814

Derivative financial instruments:
Interest rate derivatives	55,281	3,928,341	326	3,983,948
Currency derivatives	78	1,387,712	621	1,388,411
Equity derivatives	37,382	2,586	14,508	54,476
Commodity derivatives	2,193	9,275	—	11,468
Credit derivatives	—	18,179	1,703	19,882

Total derivative financial instruments	94,934	5,346,093	17,158	5,458,185

Financial assets at fair value through profit or loss:
Debt instruments	244,049	287,469	550,635	1,082,153
Equity instruments	12,617	1,124	23,637	37,378

Total financial assets at fair value through profit or loss	256,666	288,593	574,272	1,119,531

Investment securities at fair value through other comprehensive income:
Japanese government bonds	10,289,319	—	—	10,289,319
U.S. Treasury and other U.S. government agency bonds	3,575,331	—	—	3,575,331
Other debt instruments	1,048,277	5,400,246	—	6,448,523

Total debt instruments	14,912,927	5,400,246	—	20,313,173

Equity instruments	3,543,917	9,998	422,669	3,976,584

Total investment securities at fair value through other comprehensive income	18,456,844	5,410,244	422,669	24,289,757

Total	¥20,915,689	¥11,489,499	¥1,014,099	¥33,419,287

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,578,448	¥58,707	¥—	¥1,637,155
Equity instruments	42,444	33,739	—	76,183

Total trading liabilities	1,620,892	92,446	—	1,713,338

Derivative financial instruments:
Interest rate derivatives	31,916	3,188,929	2,993	3,223,838
Currency derivatives	—	1,257,325	7,006	1,264,331
Equity derivatives	56,479	1,407	27,288	85,174
Commodity derivatives	2,378	7,239	—	9,617
Credit derivatives	—	21,522	239	21,761

Total derivative financial instruments	90,773	4,476,422	37,526	4,604,721

Financial liabilities designated at fair value through profit or loss	—	11,259	88,471	99,730

Others(2) (3)	—	6,417	(15,669)	(9,252)

Total	¥1,711,665	¥4,586,544	¥110,328	¥6,408,537

	At March 31, 2020
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,191,635	¥354,068	¥—	¥2,545,703
Equity instruments	234,725	4,588	—	239,313

Total trading assets	2,426,360	358,656	—	2,785,016

Derivative financial instruments:
Interest rate derivatives	100,558	4,009,820	1,148	4,111,526
Currency derivatives	—	2,032,117	11,667	2,043,784
Equity derivatives	45,699	20,951	24,516	91,166
Commodity derivatives	181	16,642	—	16,823
Credit derivatives	—	15,819	683	16,502

Total derivative financial instruments	146,438	6,095,349	38,014	6,279,801

Financial assets at fair value through profit or loss:
Debt instruments	209,545	682,019	562,823	1,454,387
Equity instruments	2,497	356	21,116	23,969

Total financial assets at fair value through profit or loss	212,042	682,375	583,939	1,478,356

Investment securities at fair value through other comprehensive income:
Japanese government bonds	6,785,068	—	—	6,785,068
U.S. Treasury and other U.S. government agency bonds	4,494,686	—	—	4,494,686
Other debt instruments	746,557	6,027,853	—	6,774,410

Total debt instruments	12,026,311	6,027,853	—	18,054,164

Equity instruments	3,073,776	8,285	407,390	3,489,451

Total investment securities at fair value through other comprehensive income	15,100,087	6,036,138	407,390	21,543,615

Total	¥17,884,927	¥13,172,518	¥1,029,343	¥32,086,788

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,880,605	¥35,082	¥—	¥1,915,687
Equity instruments	50,773	52,024	—	102,797

Total trading liabilities	1,931,378	87,106	—	2,018,484

Derivative financial instruments:
Interest rate derivatives	62,135	3,416,391	3,863	3,482,389
Currency derivatives	8	1,863,217	31,236	1,894,461
Equity derivatives	90,048	10,790	42,246	143,084
Commodity derivatives	389	14,326	—	14,715
Credit derivatives	—	19,126	1,426	20,552

Total derivative financial instruments	152,580	5,323,850	78,771	5,555,201

Others(2) (3)	—	(6,534)	(51,015)	(57,549)

Total	¥2,083,958	¥5,404,422	¥27,756	¥7,516,136

(1)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2020 and for the fiscal year ended March 31, 2020.

(2)

Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” in Note 43 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2020.

(3)	Contingent consideration liabilities arising from business combinations, which are measured at fair value using discounted cash flow models, are presented as others.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2020 and 2019.

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2020
	At April 1, 2020	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At September 30, 2020
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(2,715)	¥688	¥—	¥9	¥(156)	¥—	¥—	¥—	¥(493)	¥(2,667)	¥139
Currency derivatives—net	(19,569)	14,294	—	—	—	—	—	—	(1,110)	(6,385)	6,092
Equity derivatives—net	(17,730)	5,691	—	2,142	(2,883)	—	—	—	—	(12,780)	2,382
Credit derivatives—net	(743)	2,841	4	—	—	—	(638)	—	—	1,464	2,842

Total derivative financial instruments—net	(40,757)	23,514	4	2,151	(3,039)	—	(638)	—	(1,603)	(20,368)	11,455

Financial assets at fair value through profit or loss:
Debt instruments	562,823	(11,554)	(19)	61,115	(38,172)	—	(22,591)	—	(967)	550,635	(11,156)
Equity instruments	21,116	(409)	—	4,531	(485)	—	(596)	9	(529)	23,637	(824)

Total financial assets at fair value through profit or loss	583,939	(11,963)	(19)	65,646	(38,657)	—	(23,187)	9	(1,496)	574,272	(11,980)

Investment securities at fair value through other comprehensive income:
Equity instruments	407,390	—	18,359	2,170	(4,978)	—	(382)	130	(20)	422,669	—

Total investment securities at fair value through other comprehensive income	407,390	—	18,359	2,170	(4,978)	—	(382)	130	(20)	422,669	—

Financial liabilities designated at fair value through profit or loss	—	(1,899)	(531)	—	—	(86,041)	—	—	—	(88,471)	(1,899)

Others(3)—liabilities	51,015	(38,938)	—	—	—	—	—	—	3,592	15,669	(18,677)

Total	¥1,001,587	¥(29,286)	¥17,813	¥69,967	¥(46,674)	¥(86,041)	¥(24,207)	¥139	¥473	¥903,771	¥(21,101)

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2019
	At April 1, 2019	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At September 30, 2019
	(In millions)
Derivative financial instruments(4)—net:
Interest rate derivatives—net	¥(3,839)	¥531	¥—	¥49	¥(392)	¥—	¥—	¥—	¥—	¥(3,651)	¥(252)
Currency derivatives—net	(21,474)	3,019	—	584	(45)	—	—	—	—	(17,916)	2,560
Equity derivatives—net	(12,438)	2,445	—	3,037	(3,628)	—	—	—	—	(10,584)	260
Credit derivatives—net	4,995	(3,150)	(89)	—	—	—	(1,478)	—	—	278	(3,215)

Total derivative financial instruments—net	(32,756)	2,845	(89)	3,670	(4,065)	—	(1,478)	—	—	(31,873)	(647)

Financial assets at fair value through profit or loss(4):
Debt instruments	578,080	2,891	(3)	111,335	(108,632)	—	(49,608)	—	(411)	533,652	2,971
Equity instruments	18,711	(757)	—	3,679	(269)	—	(514)	10	(124)	20,736	(863)

Total financial assets at fair value through profit or loss	596,791	2,134	(3)	115,014	(108,901)	—	(50,122)	10	(535)	554,388	2,108

Investment securities at fair value through other comprehensive income:
Equity instruments	412,347	—	681	4,874	(1,460)	—	(551)	—	(26)	415,865	—

Total investment securities at fair value through other comprehensive income	412,347	—	681	4,874	(1,460)	—	(551)	—	(26)	415,865	—

Others(3)(4)—liabilities	4,998	8,644	—	—	—	—	—	—	(62)	13,580	949

Total	¥981,380	¥13,623	¥589	¥123,558	¥(114,426)	¥—	¥(52,151)	¥10	¥(623)	¥951,960	¥2,410

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of investment.
(2)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the six months ended September 30, 2020 and 2019, transfers out of Level 3 amounted to ¥(473) million and ¥623 million, respectively. These transfers out of Level 3 are primarily due to an increase in observability of inputs for certain derivative financial instruments, including embedded derivatives.

(3)

Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

(4)

Certain financial instruments including embedded derivatives were reclassified between levels of the fair value hierarchy, as described in the tables presenting the carrying amounts of financial assets and liabilities carried at fair value in Note 43 “Fair Value of Financial Assets and Liabilities—Fair Value Hierarchy” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2020. As a result, the amounts of derivative financial instruments—net at April 1, 2019 decreased by ¥42,464 million, while those of financial assets at fair value through profit or loss and others at April 1, 2019 increased by ¥15,944 million and ¥4,563 million, respectively. The amounts of derivative financial instruments—net at September 30, 2019 decreased by ¥36,571 million, while those of financial assets at fair value through profit or loss and others at September 30, 2019 increased by ¥16,434 million and ¥9,834 million, respectively.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2020 and 2019 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2020	2019	2020	2019
	(In millions)
Net interest income	¥9,877	¥5,210	¥2,295	¥4,215
Net trading income (loss)	(25,288)	6,279	(9,504)	(3,913)
Net income (loss) from financial assets and liabilities at fair value through profit or loss	(13,862)	2,134	(13,879)	2,108
Other income (expenses)	(13)	—	(13)	—

Total	¥(29,286)	¥13,623	¥(21,101)	¥2,410

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the six months ended September 30, 2020 and 2019, and reconciliation of changes in the balances were as follows:

	For the six months ended September 30,
	2020	2019
	(In millions)
Balance at beginning of period	¥6,079	¥5,285
Increase due to new trades	8,741	939
Reduction due to redemption, sales or passage of time	(3,412)	(2,284)

Balance at end of period	¥11,408	¥3,940

The Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statement. The table above shows the day one profit and loss balances, all of which are derived from derivative financial instruments, financial assets at fair value through profit or loss and financial liabilities designated at fair value through profit or loss. The release to profit or loss results from the realization due to redemption or sales, and the amortization of the deferred day one profit and loss with the passage of time over the life of the instruments.

Valuation Techniques

Valuation techniques are consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2020, except as described below.

Financial liabilities designated at fair value through profit or loss

Certain financial liabilities containing embedded derivatives are measured at fair value using valuation techniques. The host contracts of those liabilities are measured at fair value based on the present values of the contractual cash flows for expected remaining maturities, using the relevant credit-adjusted rates based on observable market data on the Group’s funding transactions. The embedded derivatives, which forms part of the contractual cash flows, are measured at fair value by using the same procedures as described in Note 43 “Fair Value of Financial Assets and Liabilities—Valuation Techniques—Derivative financial instruments (including embedded derivatives)” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2020. Those financial liabilities are measured at fair value by combining the fair values of the host contracts and embedded derivatives. The valuation techniques for most of those liabilities use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. If the impact of these unobservable inputs is significant to the fair value for those liabilities, the Group categorizes those liabilities within Level 3.

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at September 30, 2020 and March 31, 2020. Qualitative information about significant unobservable inputs is consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2020.

At September 30, 2020
	Assets	Liabilities	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
(In millions)
Derivative financial instruments:
Interest rate derivatives	¥326	¥2,993	Option model	Interest rate to interest rate correlation	15%-98%
				Quanto correlation	7%-30%
Currency derivatives	621	7,006	Option model	Interest rate to interest rate correlation	27%-98%
				Quanto correlation	7%-50%
				Foreign exchange volatility	9%-29%
Equity derivatives	14,508	27,288	Option model	Equity to equity correlation	31%-97%
				Quanto correlation	(39)%-38%
				Equity volatility	17%-97%
Credit derivatives	1,703	239	CDO pricing model	Additional withdrawal ratio	47%
			Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	550,635	—	Monte Carlo Simulation	Equity volatility	26%-42%
			Option model	Interest rate to interest rate correlation	97%-99%
				Foreign exchange volatility	10%-23%
			DCF model	Probability of default rate	0%-38%
				Loss given default rate	5%-100%
			Net asset value(2)	—	—
Equity instruments	23,637	—	See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	422,669	—	Market multiples	Price/Earnings multiple	8.8x-34.3x
				Price/Book value multiple	0.2x-3.0x
				EV/EBITDA multiple	5.8x-14.0x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	88,471	Option model	Equity to equity correlation	34%-93%
				Interest rate to interest rate correlation	27%-98%
				Quanto correlation	(39)%-45%
				Equity volatility	17%-44%
			Credit Default model	Quanto correlation	15%-30%
Others(4)	—	(15,669)	Option model	Equity to equity correlation	31%-97%
				Interest rate to interest rate correlation	15%-99%
				Quanto correlation	(34)%-61%
				Equity volatility	17%-51%
				Foreign exchange volatility	10%-29%
			Credit Default model	Quanto correlation	15%-90%

At March 31, 2020
	Assets	Liabilities	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
(In millions)
Derivative financial instruments:
Interest rate derivatives	¥1,148	¥3,863	Option model	Interest rate to interest rate correlation	9%-100%
Currency derivatives	11,667	31,236	Option model	Interest rate to interest rate correlation	26%-98%
				Quanto correlation	8%-52%
				Foreign exchange volatility	7%-26%
Equity derivatives	24,516	42,246	Option model	Equity to equity correlation	32%-96%
				Quanto correlation	(39)%-(4)%
				Equity volatility	12%-113%
				Foreign exchange volatility	9%-14%
Credit derivatives	683	1,426	CDO pricing model	Additional withdrawal ratio	47%
			Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	562,823	—	Monte Carlo Simulation	Equity volatility	25%-42%
			Option model	Interest rate to interest rate correlation	80%-99%
				Foreign exchange volatility	12%-28%
			DCF model	Probability of default rate	0%-39%
				Loss given default rate	5%-100%
			Net asset value(2)	—	—
Equity instruments	21,116	—	See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	407,390	—	Market multiples	Price/Earnings multiple	10.4x-35.4x
				Price/Book value multiple	0.2x-2.1x
				EV/EBITDA multiple	4.7x-16.3x
				Liquidity discount	20%
			See note (3) below	—	—
Others(4)	—	(51,015)	Option model	Equity to equity correlation	31%-96%
				Interest rate to interest rate correlation	9%-100%
				Quanto correlation	(39)%-67%
				Equity volatility	12%-74%
				Foreign exchange volatility	7%-28%
			Credit Default model	Quanto correlation	15%-90%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
(3)

Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in these tables as it is not practical to do so given the nature of such valuation techniques.

(4)

Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Sensitivity Analysis

The fair values of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. Qualitative information about sensitivity to changes in significant unobservable inputs is consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2020.

	At September 30, 2020
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
			(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(2,667)	¥6	¥5	¥—	¥—
Currency derivatives—net	(6,385)	7	7	—	—
Equity derivatives—net	(12,780)	1,780	1,807	—	—
Credit derivatives—net	1,464	367	1,073	—	—
Financial assets at fair value through profit or loss:
Debt instruments	550,635	3,311	8,154	—	—
Equity instruments	23,637	—	—	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	422,669	—	—	10,138	9,593
Financial liabilities designated at fair value through profit or loss(1)(2)	(88,471)	581	667	—	—
Others(2)(3)—liabilities	15,669	966	1,078	—	—

	At March 31, 2020
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(2,715)	¥1	¥1	¥—	¥—
Currency derivatives—net	(19,569)	17	17	—	—
Equity derivatives—net	(17,730)	493	718	—	—
Credit derivatives—net	(743)	1,006	2,461	—	—
Financial assets at fair value through profit or loss:
Debt instruments	562,823	2,784	4,585	—	—
Equity instruments	21,116	—	—	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	407,390	—	—	8,837	8,362
Others(2)(3)—liabilities	51,015	3,664	4,610	—	—

(1)

Sensitivity analysis of the financial liabilities designated at fair value through profit or loss is calculated using the same procedures as described in Note 43 “Fair Value of Financial Assets and Liabilities—Sensitivity Analysis—Derivative financial instruments (including embedded derivatives)” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2020.

(2)

As part of risk management, the Group enters into transactions to offset the profit or loss of certain financial instruments, including embedded derivatives. Sensitivity of embedded derivatives related to these transactions is presented as derivative financial instruments or financial assets at fair value through profit or loss, according to the presentation of the financial instruments arising from these transactions.

(3)

Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Financial Assets and Liabilities Not Carried at Fair Value

The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at September 30, 2020 and March 31, 2020. It does not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values from this fiscal year.

		At September 30, 2020		At March 31, 2020
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥64,213	¥64,432	¥320,771	¥321,057
Loans and advances	b	95,958,431	98,835,697	94,671,818	97,428,956
Other financial assets	b	4,640,340	4,637,922	4,229,678	4,227,027

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥104,444,010	¥104,445,173	¥95,849,958	¥95,851,474
Other deposits	c	44,442,745	44,454,540	42,581,460	42,594,532
Borrowings	c	17,508,436	17,616,016	16,735,474	16,825,055
Debt securities in issue	c	11,868,264	11,966,802	10,985,048	10,777,289
Other financial liabilities	c	7,191,579	7,191,582	7,149,714	7,149,704

Notes:

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial assets: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial liabilities: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
	(iv)	The carrying amounts and fair values of lease liabilities are not included in this table.